Exhibit 99.1

> Eidos plc Annual Report & Accounts 2003

Eidos is one of the world's leading developers and publishers of entertainment software – through the innovation, creation and development of original content – with a quality portfolio of game titles for PC, PlayStation, GameCube and Xbox.

eidos

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> Contents	> About Eidos

2 3 5 7 8 10 12 13 19 20 21 21 22 23 24 43 47 48	Chairman’s Statement
Chief Executive’s Review
Financial Review
Board of Directors
Directors’ Report
Directors’ Statement on Corporate Governance
Social Responsibility Statement
Report on Directors’ Remuneration
Statement of Directors’ Responsibilities
Independent Auditors’ Report to the Members of Eidos plc
Consolidated Profit and Loss Account
Consolidated Statement of Total Recognised Gains and Losses
Balance Sheets
Consolidated Cash Flow Statement
Notes to the Accounts
Information for US Investors
Historical Information
Shareholder Information
Contact Details and Advisors

Eidos is the largest video games developer and publisher in the UK. We have publishing operations across Europe (France, Germany, Spain, UK) and in the US, Japan and Australia. We also have significant development studio expertise, both internal and external, in Europe and the US.

Eidos employs over 500 people worldwide.

We are in an exciting new phase in our journey of development as a dynamic company.

Through our experience and knowledge of the marketplace and technology, we are managing the transition into a customer focused, market-smart developer and publisher of entertainment software

> Our Vision

Our aim is to be the No.1 provider of original content to the entertainment software market.

Eidos	Cautionary Statements

Eidos is a public limited company registered in England (number 2501949). Its Ordinary shares are listed on the London Stock Exchange (ticker EID.L) and, in the form of American Depositary Shares, on the NASDAQ National Market (symbol: EIDSY).

Eidos plc is the parent company of the Eidos Group of companies. Unless otherwise stated, the text in the Annual Report does not distinguish between the activities and operations of the parent company and those of its subsidiary undertakings.

This report is the Annual Report of Eidos plc for the 12 month period ended 30 June 2003 and complies with UK regulations. It is also available on the Eidos website at www.eidos.com

During the previous year, the Company changed is financial year end to 30 June. Consequently, these results are presented for the year ended 30 June 2003 and are compared for statutory purposes with the previously published results which were for the 15 month period ended 30 June 2002. The two sets of results are therefore not directly comparable. The Company’s preliminary results announcement made on 4 September 2003 (which is available on the Company’s website at www.eidos.com) did include a comparison on a like-for-like basis with the 12 month period ended 30 June 2002.

A separate report on Form 20-F has been prepared to meet US regulations and will be filed with the US Securities and Exchange Commission (SEC) by 31 December 2003, from which time it will also be available on the Eidos website.

Certain statements made in this Annual Report with respect to the plans, strategies and beliefs of Eidos plc (the ‘Company’) and its consolidated subsidiaries (collectively with the Company, the ‘Group’) and other statements that are not historical facts are forward-looking statements (as that term is defined in the United States Private Securities Legislation Reform Act of 1995) that involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements including, without limitation, general economic conditions in the Group’s markets, particularly levels of consumer spending; exchange rates, particularly between the pound sterling and the U.S. dollar, in which the Group makes significant sales; and the Group’s ability to continue to win acceptance of its products, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology and subjective and changing consumer preferences (particularly in the entertainment business) and other factors described in reports and filings made by Eidos plc with the SEC. The Company undertakes no obligation to update any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise.

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> Our Mission	> Key Financial and Portfolio Highlights

30% Up
Through our mission of ‘Committed to the Gameplay Experience’ we are driving the business forward by taking positive steps to create, drive, control and sustain long-term growth:	Turnover increased by 30% to £151.5 million compared with the pro-forma 12 month period ended 30 June 2002.
£17.4M Return to full year profitability – £17.4 million profit before tax and £13.9 million operating profit before goodwill and exceptional items.
> Evolution

Inspiring and instigating change by maximising our expertise, our relationships and our reputation.
£58.2M Strong balance sheet maintained with cash funds of £58.2 million.
> Intellectual Property

Leveraging our IP and key franchises, and acquiring the very best new games content.	No.1 Championship Manager 4 was released earlier this year and is the UK’s fastest-selling PC game of all time.

> Development Expertise

Developing and creating a balanced, innovative and market-smart portfolio of quality games.

> Original Content	30 Million Since its debut in 1996, more than 30 million Tomb Raider games have been sold worldwide.

Leading through our experience as originators.

> Sustainable Growth	Top 10 Tomb Raider 1 and 2 and Who Wants to Be a Millionaire are three titles in the top 10 of the best selling UK games ever.

Driving our corporate aims and objectives to achieve sustainable growth and deliver enhanced stakeholder value.

> 1 Eidos plc Annual Report & Accounts 2003

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>	Chairman’s Statement

I am pleased to report that in the year to June 2003 Eidos has delivered an impressive performance. The Company has returned to profitability, driven by strong sales from four of our key franchise titles (each selling circa one million units) and by our on-going management of the cost base.

Overview of Results
Turnover for the year increased by 17.5% to £151.5 million compared to £128.9 million for the 15 month period to 30 June 2002, and profit before tax was £17.4 million compared to a loss of £30.7 million. Gross margin for the year increased slightly to 59.0% (2002: 58.3%). We also ended the financial year with a strong balance sheet and £58.2 million of cash funds (2002: £59.1 million). No dividend has been paid or declared for the year (2002: nil).

Strategic Progress
Eidos has successfully moved from a period in which realignment and cost control were the primary goals, to one in which the business and our strengthened management team are focused on demonstrating their competence in producing market-smart games. The Group is also looking to build on its success by driving operational excellence throughout the business and in delivering a portfolio of quality games in a more predictable timeframe.

As we increase the investment in our games pipeline and add to the 13 new titles released last year, we continue to focus on managing the development process in order to enhance further our portfolio of game titles and provide long-term value for shareholders.

The achievements of the last 12 months represent a breakthrough in our strategic objective of becoming a dynamic company. Our programme of change is on track as is our vision of becoming the No.1 provider of original content in the industry.

Management and People
The progress we have made under our strategic development programme has been driven by Michael McGarvey, our CEO, his executive team and the dedication and hard work of our people. The Board and I would like to thank them all for their achievements in meeting the challenges and for contributing to the transformation of Eidos.

>	2	Eidos plc Annual Report & Accounts 2003

A New Identity for a Changing Business
As part of our business transformation, we recognised the need for a more consistent and modern identity. As Eidos grows and develops it is important that our brand keeps pace with these changes. To mark this transition, we recently launched a new identity which we feel better reflects our future aspirations. Accompanying this Annual Report and Accounts, you will find a booklet and CD which expand on these changes and provide further information on the Company and its journey of progression. I hope you find them interesting .

Outlook
Whilst the Company continues to develop, the Board is confident that through our experience and knowledge of the marketplace and technology, we are managing the transition into a customer focused, market-smart developer and publisher of entertainment software. Additionally, the Board believes that prospects for the entertainment software industry over the coming year are good and that the Company is well positioned to exploit the opportunities that this presents for the benefit of shareholders.

We are confident in the strength of our business and look forward to further successes in 2004 and beyond.

John van Kuffeler
Chairman

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>	Chief Executive’s Review	“The results for the year to 30 June 2003 and our return to profitability mark another significant step in the success of our strategic development programme and the growing strength of our games portfolio.”

The results for the year to 30 June 2003 and our return to profitability mark another significant step in the success of our strategic development programme and the growing strength of our games portfolio. They also reflect the maintenance and further progress of many of the significant improvements introduced and reported on previously.

Review of Operations
The Group has improved its gross profit margin in a tough retail environment and reduced its fixed operating expenses. The significant increase in turnover of 17.5%, is largely attributable to our strong performance in North America where turnover increased by 44% and which now represents more than 40% of the Group’s total turnover. This performance is principally due to the sale of games which have been well received in the American market (e.g. Hitman 2: Silent Assassin, Tomb Raider: The Angel of Darkness and TimeSplitters 2). This level of contribution is expected to be maintained going forward.

The Group was disappointed with the delays experienced prior to the launch of Tomb Raider: The Angel of Darkness in June. Since the year end, the Board has taken steps which it believes to be both robust and timely to minimise the potential for such delays to recur. A significant number of Tomb Raider units were shipped prior to the 30 June year end with 500,000 units being shipped early in the current financial year. The game continues to sell well in all formats and territories, with unit sales and sell-through to date in line with management’s original expectations.

The primary challenge for Eidos, and game developers in general, remains the timely delivery of quality games to the market. To this end, we have continued to make significant progress in the streamlining of our operations and have taken a number of important steps, both centrally and at studio level, to reduce delays. In particular, we are focussing our attention on an improved development process comprising a concept, prototype and pre-production stage, prior to final approval being given and production costs incurred. This process is targeted at minimising the risk in a game’s development at the outset and maximising its potential from the earliest stage. This will help us to make better informed decisions and approve the development of only those games which we believe have the capability and market opportunity to deliver significant value in a more predictable timeframe. The benefits of this improved process are likely to be seen in those games that are currently in development and expected to be released during the current financial year and beyond.

Elsewhere, we will ensure that we not only capitalise and build upon improvements made to date (which have helped to deliver our reported financial performance this year) but also continue to review and refine those other business processes that we believe can yield further tangible results.

>	3	Eidos plc Annual Report & Accounts 2003

Intellectual Property (IP) Management
Securing long-term value for our shareholders will only be achieved by the creation and development of successful game franchises. The ability to fully leverage our IP, as we have successfully done with the Tomb Raider, Deus Ex and Championship Manager franchises, will enable Eidos to generate greater value from its IP and deliver sustainable revenues and profits going forward. Consequently, our primary focus remains the creation of internally developed IP, aligned with appropriate controls over the development processes, to ensure that all commercial opportunities are maximised. As part of this process we continually review our existing developer relationships, both internally and externally, to ensure that we work with those partners and studios that can operate within our strategic framework. This may require us to challenge the status quo from time to time and to take decisions which may be difficult in the short-term but which we believe to be in the long-term interests of shareholders.

It was in this context that the Board decided in July 2003 to transfer the future development of its key Tomb Raider franchise from our Core Design studio in the UK to our Crystal Dynamics studio in the US. The commercial rationale was the need to develop the next game with a fresh look and feel, targeted at a mass-market audience. Management believes that the Crystal Dynamics studio has the right combination of creative prowess and an established track record within the Group for on-time delivery of franchises using both established and new technologies.

On 4 September 2003, Eidos and Sports Interactive announced that they had mutually agreed to end their long standing relationship for the joint development of the Championship Manager football management series, for which Eidos owns the brand. In the first half of this financial year, Eidos will release the new football season 03/04 update of this highly successful franchise, which will be the last update of the game to be developed under the existing relationship. Thereafter, Eidos will develop the Championship Manager game internally, out of a new London based studio, with an update release planned for the football season 04/05.

In addition, following a review of the commercial arrangements for the TimeSplitters franchise, for which the IP is wholly-owned by the external development studio, Free Radical Design, Eidos has decided not to pursue its option to develop a TimeSplitters 3 game. Eidos retains a back catalogue royalty entitlement in respect of the successful TimeSplitters 1 and 2 game titles.

In line with our IP strategy, Eidos can confirm that during the year to June 2003, it signed-up three new game titles (yet to be named) which are in development and in which the Company owns the IP rights.

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>	Chief Executive’s Review
continued

Board and Employees
As already reported, Jeremy Heath-Smith stepped down from the Board as Development Director and as Managing Director of Core Design Limited on 14 July 2003.

The success of our strategic development programme has been driven by the quality of our people and their commitment over the past three years. The Board would like to thank all of our employees for their continued hard work and enthusiasm and looks forward to their support once again over the coming year.

Current Trading and Outlook
Eidos has entered the new financial year well positioned to build on the success enjoyed in the year to 30 June 2003. There is an exciting line up of new releases for the year ahead including six Pillar Titles, namely Commandos 3: Destination Berlin, Backyard Wrestling: Don’t Try This At Home, Championship Manager: Season 03/04, Legacy of Kain: Defiance, Deus Ex: Invisible War and Hitman 3: Contracts. We are also planning to release The Italian Job in Europe and Whiplash, a new character based action game focused on a younger demographic. In addition, the Group will benefit from the sale of units of Tomb Raider: The Angel of Darkness shipped in the current financial year. As previously reported, the next Tomb Raider game is scheduled to release during the financial year to 30 June 2005.

The Board believes that the market for entertainment software has the ability to deliver strong growth potential. Sales of the most successful hardware platforms for video games are expected to grow significantly over the next 12-18 months which could drive growth in the software market for these platforms by 10–15% in both the US and Europe. The Group’s strong portfolio of titles should enable Eidos to grow well ahead of the expected games market growth rates. The Company will continue to seek international opportunities to grow its business both organically and by strategic acquisitions.

The Board further believes that Eidos is well positioned to exploit fully this exciting market opportunity and that the Group’s prospects for translating this into enhanced shareholder value remain good.

Michael McGarvey
Chief Executive Officer

>	4	Eidos plc Annual Report & Accounts 2003

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>	Financial Review	“The Group’s results for the year to 30 June 2003 show continued significant improvements in its operating and financial performance.”

The Group’s results for the year to 30 June 2003 show continued significant improvements in its operating and financial performance. The Group’s results for the year to 30 June 2003 show continued significant improvements in its operating and financial performance. Turnover for the 12 months to 30 June 2003 increased by 17.5% to £151.5 million compared to £128.9 million in the 15 months to 30 June 2002. Gross margins increased to 59.0% compared to 58.3% and there were further reductions in the Group’s fixed cost base. Overall the Group recorded a profit after tax of £19.2 million compared to a loss of £30.7 million for the 15 months to 30 June 2002.

Turnover
We released 27 new game versions in the year (2002: 21), including seven for PlayStation 2 and five for Xbox with the balance being principally PC game releases. A number of key franchise titles such as Tomb Raider: The Angel of Darkness, Hitman 2: Silent Assassin, TimeSplitters 2 and Championship Manager 4, each sold circa one million units during the year. The balance of our portfolio of new releases represents a significant improvement over the prior year. Catalogue sales of earlier versions of franchise titles such as Tomb Raider, Deus Ex and TimeSplitters remained strong in the year. In total, 12.5 million units were shipped in the year, compared to 12.1 million units during the 15 months to 30 June 2002. There was an increase in the gross average selling price from £12.72 to £13.73 over the year resulting from the strong performance of our franchise titles. Overall, approximately 75% of Eidos’ revenue for the year was derived from console based games, compared to 55% in the prior 15 month period.

Operating Results
The gross margin for the year to 30 June 2003 was 59.0% compared to 58.3% for the 15 months to 30 June 2002. It is expected that margins will show a slight decrease from these levels in the coming year primarily due to the sales mix.

Operating expenses before goodwill for the year to 30 June 2003 fell to £78.5 million, from £99.3 million for the 15 months to 30 June 2002. The decrease in operating expenses arises largely from the full year impact of savings made in prior years together with certain non recurring savings made in research and development.

Advertising costs in the year to 30 June 2003 were £18.3 million (12.1% of turnover) compared to £15.7 million (12.2% of turnover) for the 15 months to 30 June 2002. This reflects the strong promotional support for our Pillar Titles released during the year. The fixed element of selling and marketing costs was £7.4 million compared to £10.2 million in the prior period. The reduction in expenditure is due to the full year impact of savings arising from salary and licence amortisation costs in our publishing businesses.

Research and development, representing the Group’s total investment in product development, totalled £32.6 million (15 months to 30 June 2002: £48.6 million). This decrease reflects the move toward internally developed franchise titles and certain non recurring savings. The Group remains committed to investing in developing titles for future release and expects the level of expenditure to increase in line with those recorded in previous periods.

Administrative expenses before goodwill amortisation were £20.2 million compared to £24.9 million for the 15 months to 30 June 2002. While the Group continues to invest in management and infrastructure to support future growth, it will also maintain its close management of administrative expenses. Total administrative expenses for the year were £20.4 million including goodwill amortisation of £0.2 million, compared to £31.8 million including goodwill amortisation of £7.0 million in 2002. The reduction in the amortisation charge resulted from the goodwill relating to the acquisition of Crystal Dynamics becoming fully amortised during the 15 months to 30 June 2002.

After deducting operating expenses before goodwill of £78.5 million, Eidos reported an operating profit before goodwill and exceptional items of £13.9 million for the year. This included the Group’s share of joint venture operating profits of £3.0 million (before goodwill amortisation). This compares to losses before goodwill and exceptional items for the 15 months to 30 June 2002 of £22.3 million, which included joint venture operating profits of £1.8 million.

Exceptional Items
The Group received £1.4 million litigation settlement, net of costs, in respect of its former investment in Express.com. The Group took an exceptional charge against the full carrying value of this investment in the year to 31 March 2001 and Express.com subsequently filed for Chapter 11 bankruptcy protection.

Taxation
Included within the tax credit for the year is an amount of £5.6 million relating to the release of provisions in respect of prior year contingent tax liabilities. This release reflects the results of discussions with the Inland Revenue during the year. The Board is satisfied that the Group has adequately provided for any remaining tax exposures. Significant brought-forward losses remain available within the Group to offset future trading profits. The Group has however reviewed the provisions of FRS19 – Deferred Tax, and believes that no further amounts should currently be recognised in respect of these losses. The Group continues to work to optimise its tax position going forward.

Earnings Per Share
Eidos reported a profit after tax of £19.2 million for the year to 30 June 2003 compared to a loss of £30.7 million for the 15 months to 30 June 2002. The basic earnings per share was 13.8p compared to a loss of 22.9p for the 15 months to 30 June 2002, based on the weighted average number of shares in issue during the period. Excluding goodwill amortisation and exceptional items, the earnings per share was 9.3p for the year to 30 June 2003 (15 months to 30 June 2002: loss per share of 16.1p).

>	5	Eidos plc Annual Report & Accounts 2003

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>	Financial Review continued

Liquidity and Capital Resources
Net assets at 30 June 2003 include goodwill of £0.3 million (2002: £1.0 million), tangible fixed assets and investments of £7.6 million (2002: £8.5 million), net current assets of £67.9 million (2002: £49.7 million) and other long term creditors and provisions of £0.03 million (2002: £2.7 million).

At the year end Eidos had cash and cash equivalents of £58.2 million (2002: £59.1 million) and no debt (2002: nil). Net funds decreased by £1.0 million during the year (2002: decrease of £3.3 million), before the management of liquid resources and financing. Operating activities generated a cash outflow of £4.7 million (2002: £18.6 million), reflecting the operating profit offset by an increase in working capital during the year. There was a high level of trade debtors at the year end linked to the timing of the Tomb Raider game release.

Interest receivable increased to £3.1 million from just over £2.2 million in the 15 months to 30 June 2002. The increase was primarily due to higher average cash balances held during the year.

Derivatives and Other Instruments
During the period the Group’s financial instruments, other than derivatives, comprised bank loans and overdrafts, cash and various items such as trade debtors and creditors that arose directly from its operations. The main purpose of these financial instruments is to finance the Group’s operations. The Group also enters into derivative transactions, principally swaps and foreign currency contracts, in order to manage the currency risk arising from the Group’s operations and sources of finance. The Group’s policy is, and was throughout the period under review, that no trading in financial instruments be undertaken. The main risks arising from the Group’s financial instruments are liquidity risk and foreign currency risk. The Board reviews and agrees policies for managing each of these risks on a regular basis.

Liquidity Risk
The Group has in place a £15.0 million multi-currency credit facility with The Royal Bank of Scotland in addition to a £0.5 million Japanese Yen facility with Mizuho Bank in Japan. The purpose of these facilities is to finance the Group’s working capital and research and development activities. These facilities, which are required due to the seasonality of the business and the time delay involved in the development cycle, were not used during the year.

Foreign Currency Risk
The Group has overseas subsidiaries in France, Germany, the US, Singapore and Japan. Consequently, its Sterling profit and loss account can be significantly affected by movements in the US dollar and Euro. During the period, the Group has partially hedged against this exposure using derivatives where necessary.

Stuart Cruickshank
 Chief Financial Officer

>	6	Eidos plc Annual Report & Accounts 2003

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>	Board of Directors

Executive Directors

Michael McGarvey (37)
Joined the Board in October 1997 and was appointed Chief Executive Officer in November 2000. He previously served as Chief Operating Officer from 1997. Prior to that he was Chief Executive Officer of Eidos Interactive, Inc, Vice President, Sales and Marketing, of Domark Software Inc and Director of Sales for Diceon Electronics Inc.

Stuart Cruickshank (49)
Joined the Board as Chief Financial Officer in September 2001 from Kingfisher plc, where he was the Finance Director of Woolworths. Prior to that he was Corporate Finance Director at United Biscuits and Finance Director at McVities U.K. and KP Foods. He has also worked at Grand Metropolitan (Diageo) and Whitbread, where he undertook a wide variety of financial roles.

Ian Livingstone (53)
Joined the Board in October 1995 and was appointed Creative Director in April 2002 when he stepped down as Chairman, a position he had held since 1995. Prior to that he was Managing Director of Domark Group Limited. Since 1982, he has authored and co-authored the “Fighting Fantasy” series of interactive game books which have sold in excess of 14 million copies worldwide. In 1975, he co-founded Games Workshop Limited, a role-playing games company, where he served as Joint Managing Director and subsequently as Chairman until 1991.

Simon Protheroe (39)
Has served as Technical Director of the Company since joining the Board in June 1994. He has conducted postgraduate studies and subsequent research in the field of image processing and he has published works in the fields of image sequence analysis, machine vision and neural networks. He has developed software for the Joint European Torus and the Defence Research Agency.

Non-Executive Directors

John van Kuffeler (54) (n)(r)
Joined the Board as non-executive Chairman on 18 April 2002. He is also Chairman of Provident Financial plc and Huveaux PLC and a director of The Medical Defence Union. Prior to taking up these appointments he was Chief Executive of Provident Financial plc and Brown Shipley Holdings plc.

David Adams (48) (a)(n)(r)
Joined the Board on 9 May 2001 as a non-executive Director and was appointed Senior Independent Director on 5 March 2003. He is currently Deputy Chief Executive and Finance Director of House of Fraser Plc. He was previously Finance Director with Asprey Plc, Texas Homecare and Dorothy Perkins and Top Shop.

Victor Steel (64) (a)(n)(r)
Has served as a non-executive Director since September 1998. He is also Chairman of Forbidden Technologies plc, Mygard plc and Ideas Hub plc and non-executive Deputy Chairman of Navy Army and Air Force Institutes. His previous appointments were as Chairman of Mansfield Brewery plc and European Leisure plc and as executive Director of Kingfisher plc, Guinness plc and Beecham Group plc.

Allen Thomas (63) (a)(n)(r)
Joined the Board in September 1998 as a non-executive Director and is a lawyer qualified in England and the US. He currently also serves as a non-executive Director of Highway Insurance Holdings Plc and Penna Consulting Plc. Previously, he served as a partner at international law firm Paul, Weiss, Rifkind, Wharton & Garrison from 1973 to 1992, and was the founding partner of the firm’s Hong Kong office.

(a)   Member of the Audit Committee
(n)   Member of the Nomination Committee
(r)   Member of the Remuneration Committee

>	7	Eidos plc Annual Report & Accounts 2003

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>	Directors’ Report

The directors present their Report and audited consolidated accounts for the year to 30 June 2003.

Principal Activities and Business Review
The Group’s principal activity is the development and publishing of entertainment software. A review of the Group’s performance during the period and its position at the year end, including commentary on its financial performance, likely future developments and prospects, is set out on pages 2 to 6 and should be read in conjunction with this Report. Principal subsidiaries, joint ventures and associates are listed in note 12 to the Accounts on page 34.

Results and Dividends
The results for the year are shown in the consolidated profit and loss account on page 21. No dividend has been paid or declared during the period.

Research and Development
The Group is committed to research and development activities as a key strategy to drive organic growth and to improve the Group’s competitive position as a market leader in computer games development and publishing. This is evidenced by the £32.6 million research and development spend during the period (2002: £48.6 million), equivalent to 21.5% of turnover.

Major Transactions
No major transactions were effected during the year.

Details of minor changes in the structure of the Group are set out in note 12 to the Accounts.

Post Balance Sheet Events
On 4 September 2003, Eidos and Sports Interactive Limited announced an agreement to end their existing relationship for the development of the Company’s highly successful Championship Manager football management series. The last update of the game to be developed by Sports Interactive is planned for release in the first half of the current financial year for season 03/04. Thereafter, Eidos will develop the game internally at a new London based studio, with the following iteration planned for the football season 04/05. Additionally, Eidos has agreed to surrender its 25% minority interest in Sports Interactive for a cash consideration of £488,000.

Share Capital
Changes in the Company’s share capital during the period are given in note 19 to the Accounts on page 37.

Substantial Shareholdings
As at 4 September 2003, the Company had been notified of the following interests in 3 per cent or more of its issued share capital.

Shareholder	No. of shares held	% of shares in issue

Legal & General Group plc	4,674,285	3.34

Additional shareholder information, including a profile of shareholdings, appears on page 48.

>	8	Eidos plc Annual Report & Accounts 2003

Share Listings
The primary listing for the Company’s Ordinary shares is on the London Stock Exchange. They are also listed on the NASDAQ National Market in the form of American Depository Shares which are evidenced by American Depositary Receipts (ADRs) each representing one Ordinary share. The Bank of New York is the authorised depository for the Company’s ADR programme.

Directors
The names and brief biographical details of the current directors are given on page 7. All held office throughout the period and up to the date of this Report with the exception of Jeremy Heath-Smith who resigned from the Board on 14 July 2003.

Retirement and Re-election of Directors
Pursuant to the Company’s Articles of Association, Stuart Cruickshank and Victor Steel will retire by rotation at the Company’s forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. Details of their terms of engagement are set out in the Report on Directors’ Remuneration on pages 13 to 18.

Directors’ Interests
Details of directors’ interests (including those of their immediate families and any connected persons) in the share capital of the Company at the beginning and end of the period are set out in the Report on Directors’ Remuneration. Save as disclosed, no contracts or arrangements have been entered into during the period or subsisted at the period end in which a director has, directly or indirectly, a material interest which was significant in relation to the Group’s business.

Employee Involvement
The Group aims to attract, retain and motivate the highest calibre of employee by encouraging and rewarding high performance, both on an individual and team contribution basis, through competitive remuneration and incentive programmes. Considerable efforts are made to provide employees with a continuing opportunity to develop their full potential by gaining the relevant skills and experience required to deliver the Group’s business objectives and their own personal objectives.

The Group is also committed to providing equality of opportunity to all existing and prospective employees without unlawful or unfair discrimination. In addition, it is supportive of the employment and advancement of disabled persons.

The Group seeks to create a common awareness amongst all employees of both its short and long term goals and the financial and economic factors affecting the Group’s performance. This is achieved through a variety of mediums, including employee briefings, a corporate website and intranet and the distribution of information bulletins and reports from time to time.

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Legal Proceedings
The Company and its subsidiaries are defendants in a number of legal proceedings incidental to its operations. The Company does not expect the outcome of such proceedings, either individually or in aggregate, to have a material effect upon the results of the Company’s operations or its financial position.

Employee Share Schemes
The Company operates a number of discretionary and all-employee share incentive schemes in the principal countries in which it operates. Details of options granted during the period and subsisting at the period-end are set out in note 19 to the Accounts on page 37.

Social Responsibility and Donations
The Group’s Social Responsibility Statement appears on page 12. Charitable donations of £17,000 were made during the period (2002: £11,000). This amount excludes operating units’ free support and participation in local community activities. No political donations were made in the period (2002: Nil).

Creditor Payment Policy
The Company’s current policy concerning the payment of the majority of its trade creditors is to follow the CBI’s Prompt Payers Code (available from the CBI, Centre Point, 103 New Oxford Street, London, WC1A 1DU). For other suppliers, the Group’s policy is to:

>	settle the terms of payment with those suppliers when agreeing the business transaction;

>	ensure that those suppliers are made aware of the terms of payment by including them in the terms and conditions of contract; and

>	pay in accordance with contractual and other legal obligations.

Wherever possible, UK subsidiaries follow the same policy and overseas subsidiaries adopt similar policies in line with local best practice. The average creditor payment period for the Company during the period was 36 days (2002: 14 days).

>	9	Eidos plc Annual Report & Accounts 2003

Corporate Governance
The Directors’ Statement on Corporate Governance is set out on pages 10 and 11. The Statement of Directors’ Responsibilities in preparing the Accounts appears on page 19.

Going Concern
The directors, having considered the requirements of the Group and the banking facilities it has available, believe that the Group has adequate resources to continue its operations for the foreseeable future. Consequently, the going concern basis has been applied in preparing the financial statements for the 12 months to 30 June 2003.

Annual General Meeting
The Annual General Meeting of the Company will be held at 12 noon on Monday, 24 November 2003 at its registered office: Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU. A separate circular, comprising a letter from the Chairman, Notice of Meeting, explanation of Special Business and a reply-paid Form of Proxy, accompanies this document.

Auditors
A resolution to reappoint KPMG Audit Plc as auditors and to authorise the directors to determine their remuneration will be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Michael Arnaouti
Company Secretary
4 September 2003

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>	Directors’ Statement on Corporate Governance

Overview
The Company is committed to:

>	establishing and maintaining high standards of corporate governance – the process by which the Group is directed and managed, risks are identified and controlled and effective accountability assured; and

>	maintaining integrity and high ethical standards in all its business dealings.

This Statement is intended to describe how the Group has applied the principles of the Combined Code on Corporate Governance (the “Code”), as appended to the Listing Rules of the Financial Services Authority. It also highlights key changes and progress made since last year’s statement and explains how the one remaining area of non-compliance will be addressed.

The Board, assisted by the Audit Committee, continually reviews developments in corporate governance. Indeed, it undertook a review programme during the period in order to ensure compliance with the requirements of the Sarbanes Oxley Act 2002 (US) to which the Company is subject by virtue of its NASDAQ listing. It will undertake a further review now that the Financial Reporting Council has adopted a new version of the Code (for reporting periods commencing on or after 1 November 2003) which is based primarily on the recommendations of the Higgs Report (into the role and effectiveness of non-executive directors) and the Smith Report (into the role and responsibilities of audit committees). Any ensuing changes will be set out in subsequent statements.

The Board
The Board comprised four non-executive directors (including the Chairman) and five executive directors. Their biographical details and standing committee memberships are shown on page 7. The offices of Chairman and Chief Executive are held separately with a clear division of responsibility between them.

The Board met on 10 occasions during the year (with director attendance in excess of 90%) and is scheduled to meet at least nine times during the coming year. It provides effective leadership and manages overall control of the Group’s affairs. To this end, a Board and Executive Manual (which is subject to annual review) sets out:

>	the duties, responsibilities and authorities of the directors;

>	a schedule of matters specifically reserved for the Board’s decision, which includes approval of the long-term strategy, annual budget, major capital expenditure, acquisitions and disposals, risk management policies and financial statements; and

>	in relation to non-reserved matters, the terms of reference under which the Board has delegated certain responsibilities to three standing committees.

Each of the non-executive directors are considered to be independent, as determined by the Board, and together bring a wide range of skills and international experience to bear on issues under consideration. This helps ensure that independent judgement is exercised and that a proper balance of power is maintained for full and effective control. David Adams was appointed the Senior Independent Director on 5 March 2003.

>	10	Eidos plc Annual Report & Accounts 2003

All directors are required to stand for election at the first Annual General Meeting following their appointment and to seek re-election at least every three years. They have access to the advice and services of the Company Secretary, who advises the Board in respect of its procedures, corporate governance and all compliance matters, and may, if necessary, take independent advice at the Company’s expense. The Company Secretary acts as Secretary to each standing committee and his appointment or removal is a matter reserved to the Board.

Audit Committee
Chairman, Victor Steel
The Audit Committee comprises three non-executive directors and meets no less than four times a year with the external auditors together with various representatives of the executive, finance and internal audit functions in attendance. It also meets privately with the external auditors on a regular basis.

The Committee’s terms of reference were reviewed during the period in order to facilitate compliance with the Sarbanes-Oxley Act 2002 as aforesaid. Consequently, the Committee:

>	is responsible for the appointment, review and remuneration of the external auditors and has authority to pre-approve their engagement for both audit and permitted non-audit services within an agreed framework;

>	annually assesses the independence and objectivity of the auditors;

>	reviews the annual and interim financial statements, the Group’s accounting procedures and its financial control environment;

>	reviews the Group’s system of internal controls, including risk management; and

>	has appointed a Disclosure Committee which reports to the Audit Committee Chairman.

Remuneration Committee
Chairman, Allen Thomas
The Remuneration Committee comprises the four non-executive directors and meets at least twice a year and otherwise as necessary. It advises the Board on the Company’s remuneration strategy and determines, on behalf of the Board, the individual remuneration package of each of the executive directors and certain members of senior management. Further details are included in the Report on Directors’ Remuneration on pages 13 to 18.

No director is involved in deciding his own remuneration, whether determined by the Committee, or in the case of non-executives, by the Board. Victor Steel, a Remuneration Committee member, will stand for re-election as a director at the Company’s forthcoming Annual General Meeting.

Nomination Committee
Chairman, John van Kuffeler
The Nomination Committee comprises the four non-executive directors together with the Chief Executive and meets at least once a year. It is responsible for reviewing the composition and structure of the Board and for making recommendations to the Board for its consideration and approval.

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Relations with Shareholders
The Board attaches considerable importance to its relationship and communication with shareholders. Representatives of the Board meet regularly with institutional investors, fund managers, financial analysts and brokers, both in the UK and overseas, in order to maintain a valuable dialogue within the parameters of the Financial Services and Markets Act 2000.

Communication with shareholders is facilitated by the issue of full year and interim reports which, together with other corporate information and press releases, are available on the Company’s website: www.eidos.com

The Annual General Meeting provides a forum for private shareholders to raise issues with the directors. The Notice convening the Meeting is normally issued at least 20 working days in advance and separate resolutions are proposed on each substantially separate issue. The results of the Meeting’s proceedings are made available on the Company’s website.

Internal Controls
The Board is ultimately responsible for the good standing of the Company, the management of assets for optimum performance and for operating an effective system of internal controls appropriate to the business. However, it must be recognised that any control system can only provide reasonable and not absolute assurance against material misstatement or loss.

Internal Control Environment
Day-to-day operating and financial responsibility rests with senior management at territory head and operating unit level, although their performance is closely monitored by the executive and the Board.

The following key elements comprise the present internal control environment which has been designed to identify, evaluate and manage, rather than eliminate, the risks faced by the Group in seeking to achieve its business objectives. The process is communicated through various operating, risk management and accounting policies and procedures:

>	an organisation structure with clear lines of responsibility and delegated levels of authority;

>	a comprehensive financial planning, control, budgeting and rolling forecast system, which includes monthly risk and opportunity assessment reviews;

>	an independent internal audit function (which is subject to annual review);

>	a flat management structure which facilitates open and timely communication; and

>	an experienced legal function (recently strengthened) that supports the Group’s business needs, particularly from an intellectual property protection and exploitation perspective.

>	11	Eidos plc Annual Report & Accounts 2003

Significant Improvements Made During the Period
The following significant improvements were made during the period:

>	the review and enhancement of the annual sign-off procedure by which operating unit management provide comfort to the Board as regards their compliance with the Group’s Operating and Procedures Manual and the local system of internal controls which are in place; and

>	the introduction from 1 January 2003 of an integrated risk management strategy and centrally coordinated framework for the timely reporting of key business risks.

Internal Control Process
The CEO sponsored programme of Operational Excellence, which includes the requirement for all operating units to undertake annually a business risk self-assessment workshop, is in the early stages of implementation. The workshops will be based on a Group model developed in consultation with external advisors and the results will form the basis of a centralised business risk register.

The Corporate Risk Management Team, comprising the Chief Executive, Chief Financial Officer, Company Secretary and Director of Finance, meets on a regular basis to monitor and review material upwardly reported business risks as well as those potential significant corporate risks identified from a top-down review. A two-tier corporate risk register is maintained centrally and includes mitigating action plans and responsibilities. This is presented to the Board for discussion quarterly and to the Audit Committee for full review on a half-yearly basis.

The Group’s internal audit and control function plays a key role in providing management and the Audit Committee with an independent view and continuing assessment of the system of internal controls and the progress being made against agreed remedial action plans. The work programme of this function is focussed on those areas of perceived greatest risk to the business and is agreed annually in advance by the Audit Committee.

Review of Effectiveness
The Board, assisted by the Audit Committee, has reviewed the effectiveness of the system of internal controls in place for the year to 30 June 2003, taking account of any material developments since that date, using the process set out above. The Board confirms that the review revealed nothing which, in its opinion, indicated that the system was ineffective or unsatisfactory.

Compliance Status
The Board considers that throughout the period under review the Company has complied with the requirements of the Code, except:

>	as disclosed above in relation to the mid-term appointment of the Senior Independent Director; and

>	in relation to the absence of pre-vesting performance conditions attaching to discretionary share option awards. This will be addressed as part of the proposed new long-term incentive plans to be put before shareholders for consideration and, if thought fit, approval at an Extraordinary General Meeting of the Company to be convened in due course.

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>	Social Responsibility Statement

Eidos has a strong commitment to its customers, shareholders, employees and, in a wider context, to local communities and the environment generally. The Board also recognises that in today’s business world, corporate social responsibility (CSR) and the maximisation of long-term shareholder value are not incompatible but increasingly inter-dependent. Accordingly, and in taking ultimate responsibility for enhancing its good corporate citizenship status with all stakeholders, the Board is committed to developing and implementing CSR policies and best conduct practices which are targeted at:

>	complying with local laws and regulations;

>	providing safe and healthy working conditions;

>	promoting equality, fairness and ethical behaviour;

>	maintaining corporate integrity and reputation;

>	caring for the environment and participating in the community; and

>	requiring similar commitments from third parties.

To this end, the Company reports that during the year, and in recognition of some genuine concerns and sensitivities raised by the Sikh community in the depicting of Sikhs within the game Hitman 2: Silent Assassin, it worked quickly with the Sikh Coalition to reach an amicable solution. This included an apology from the Company for any unintentional offence caused and the changing of certain images and references in the game. The lessons learned have improved the Company’s due diligence process to help focus on cultural, religious and ethical sensitivities in the development of future games.

The framework that embraces the commitments outlined above comprise the following key elements:

Health and Safety
The Chief Executive is the director responsible to the Board for the health, safety and environmental performance of the Group.

Pursuant to the Group’s Health and Safety policy statement, local management has been delegated responsibility for practical day-today compliance with relevant legislation at operating unit level. This includes the requirement for a local policy statement, the provision of appropriate related training as well as the communication to all employees of the need to create and maintain a safe and healthy working environment.

>	12	Eidos plc Annual Report & Accounts 2003

Environmental
In appreciating the importance of good environmental practice, Eidos seeks to ensure that its operations and products cause the minimum detrimental impact to the environment. The Group’s objective is to comply with environmental legislation in all countries where it operates and to promote effective resource management, energy efficiency, waste minimisation and recycling initiatives throughout the business. The entertainment software sector is, however, traditionally of low environmental impact.

The Group’s health, safety and environmental performance are regularly reviewed by the Risk Management Committee and onwards in turn by both the Audit Committee and the Board as part of their review of significant corporate risk exposures. This review and reporting structure forms part of the Group’s new risk management programme introduced from 1 January 2003 as further described in the Director’s Statement on Corporate Governance on pages 10 and 11.

Community
Eidos aims to partner with local communities in which it operates by supporting local initiatives and charitable events. Consequently, each business unit is free to undertake community activities which are aligned with the needs of their local environment. Eidos encourages its employees to participate as volunteers in such activities and supports these initiatives through cash donations and in giving free gifts, employee time and other contributions. During the year, Eidos made charitable donations of £17,000 (2002: £11,000)

Ethical Standards
Eidos strives to observe high standards of moral, legal and ethical behaviour in all its business activities. The key message to all employees (and other interested parties) is that they must observe a code of conduct based on honesty, integrity and fair dealing at all times.

A formal Code of Ethics is scheduled to be established during the coming year. It will form part of the Group’s internal control process and will be subject to annual review to ensure that its core values remain integrated within the operation of the Group’s day-to-day business affairs.

The Board will continue to give due time and attention to its CSR obligations with a view to providing year-on-year reporting comparisons in support of key areas in 2004.

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>	Report on Directors’ Remuneration

Introduction and Compliance
This Report has been prepared in accordance with the Companies Act 1985, as amended by the Directors’ Remuneration Report Regulations 2002, and has been approved by the Board. It also satisfies the relevant requirements of the UK Listing Authority and explains how the Board has applied the Principles of the Combined Code on Corporate Governance (the ‘Code’) in relation to directors’ remuneration. A resolution to approve this Report will be proposed at the forthcoming Annual General Meeting.

The information on pages 16 and 18 in tabular form have been audited and an opinion in that regard forms part of the Auditors’ Report to the Company’s members on page 20. All other disclosure is not subject to audit.

The Board considers that throughout the period under review it has complied with the Code requirements, including Schedule A thereto, except in relation to awards made under the Company’s executive share option schemes where historically no pre-vesting performance conditions have been applied. This matter will be addressed in relation to future awards made under the proposed new long-term incentive plans (to replace the existing ones), which are in the process of being finalised. Following consultation with major shareholders, the Company intends to convene an Extraordinary General Meeting at which the proposals will be put before shareholders for consideration and, if thought fit, approval (see also paragraph (d) below).

Remit and Membership of the Remuneration Committee
The Board has established a Remuneration Committee, which is constituted in accordance with the Code’s recommendations. The current members of the Committee all held office throughout the year and are identified on page 7.

The Committee’s remit is to:

>	review and make recommendations to the Board on the Company’s overall remuneration policy;

>	review and determine the remuneration package of each executive director (and certain members of senior management), including their terms of service and termination, in accordance with the executive remuneration policy determined by the Board from time to time; and

>	administer the Company’s various share option and long-term incentive plans.

The Committee met on three occasions during the year. Employees and independent external advisors who have attended all or some of the meetings and/or who have provided advice and services to materially assist the Committee in carrying out its duties were as follows:

>	Chief Executive (by invitation but not in relation to his own remuneration);

>	Company Secretary (as Secretary of the Committee);

>	Kepler Associates (as external remuneration consultants appointed by the Committee on 10 April 2003);

>	Human Resources Director (by invitation); and

>	various legal advisors.

Kepler Associates have provided other services to the Company during the year, including the provision of advice to the Board in respect of non-executive director fees and to the Chief Executive in respect of various operational remuneration matters.

Remuneration Policy
The Board’s executive remuneration policy has been in place throughout the period under review and is expected to remain in place during future years. The policy, which also extends to senior management, is to provide remuneration packages which:

>	are designed to attract, retain and motivate high calibre executives without paying excessively;

>	are competitive and commensurate with other international businesses of similar size, particularly those with which the Company competes in the entertainment software industry;

>	are based on local country practice;

>	maintain an appropriate balance and linkage between fixed and performance related variable remuneration so as to effectively align the interests of the executive with those of shareholders; and

>	incentivise and reward superior performance both in the short and long-term.

During the year, the Committee has undertaken (and partly completed), in consultation with its external remuneration consultants, a review of the level and mix of its reward and benefit structure to ensure that on an integrated and total reward basis they are both market competitive and properly aligned with the Company’s strategic objectives. Consequently, a new annual bonus plan has been introduced for the current financial year (see paragraph (b) below) and replacement long-term incentive plans are proposed to be introduced, subject to shareholders’ approval, at an Extraordinary General Meeting of the Company to be convened at a later date (as referred to above).

>	13	Eidos plc Annual Report & Accounts 2003

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>	Report on Directors’ Remuneration continued

The ways in which the performance and non-performance related elements of the remuneration package apply to the executive directors, both individually and collectively, and details of the actual remuneration paid to them during the 12 month period to 30 June 2003, is set out below.

The Company’s policy on non-executive directors’ remuneration is set out on page 16.

Remuneration and Terms of Appointment for Executive Directors
(a) Base Salary
When reviewing base salaries, the Committee takes into account increased job responsibilities, competitive market rates and the sustained level of individual performance. When setting executive salaries, the Committee is mindful of and sensitive to the wider scene, especially regarding employees’ pay and employment conditions elsewhere in the Group.

(b) Annual Incentive Bonus Plan
The Group annual bonus plan, in which the executives participated during the period, was designed to incentivise performance delivery in keeping with the Group’s strategic development programme and short-term objectives. No bonus entitlements were earned during the period (2002: nil). However, the Remuneration Committee exercised its authority to pay a discretionary bonus to all plan participants, including certain executive directors. This was in recognition of the Company’s significant achievements during the year including its return to operating profitability.

A new bonus scheme has been introduced for the current financial year which is designed to reward executive directors and other senior executives for the achievement of annual objectives. The new plan will primarily reward the achievement of challenging financial goals (below which no contractual bonus will be earned) as determined by the Remuneration Committee at the beginning of each financial year with reference to the Company’s business plans and market expectations. A small proportion of the bonus opportunity (typically 15%) will be earned for achieving stretching personal performance objectives. In normal circumstances, the maximum bonus opportunity for executive directors will be 100% of salary for full achievement of all performance targets.

Jeremy Heath-Smith, who resigned as a director on 14 July 2003, did not participate in the Group annual bonus plan but instead participated in an uncapped annual royalty scheme. This was linked to the underlying profitability of Core Design Limited (the internal development studio then responsible for Tomb Raider and other of the Group’s game titles) over which he had day-to-day responsibility during the period. Details of the royalty payment earned by him during the year appear in the director’s remuneration table on page 16.

(c) Retirement and Other Benefits
All executive directors participate in the Group Private Pension Plan except for Jeremy Heath-Smith who participated in the Core Design Pension Scheme. Both schemes are defined contribution schemes with the Company’s contribution based on a fixed percentage of base salary. No bonus, royalty or benefit-in-kind value is pensionable.

The existing pension arrangements are currently the subject of a market competitive review by the Committee’s external remuneration consultants and any changes will be reported on in next year’s report.

Other benefits provided include expensed company cars together with life, disability and health care insurance coverage. Michael McGarvey also benefits from Company provided rented accommodation.

(d) Long-Term Equity Incentive Arrangements
Under the Executive Share Option Scheme 1994 (ESOS), discretionary option grants were made to certain executive directors during the period as shown on page 18. As with all option grants, these were based on the individual’s performance to date and their anticipated longer-term performance and contribution to the business. Option grants to participants are normally considered on an annual basis consistent with best practice. The exercise price is always set at the market price of an Eidos share at the time of grant and in normal circumstances options are only available to exercise from the third anniversary of grant. To date, no pre-vesting performance conditions have been applied due to historic practices within a highly competitive industry and awards have been phased and, except on appointment, capped at 1 x salary per annum. This may not be the case in respect of future awards made under any proposed new long-term incentive plans which are to be put before shareholders for consideration at an Extraordinary General Meeting to be convened at a later date to replace the ESOS (whose 10 year term expires in 2004) and the Long-Term Incentive Plan (approved by shareholders in 1997) under which no awards have been or will be made.

In parallel with the proposed introduction of new long-term incentive plans, the Company will also adopt voluntary guidelines, in line with good market practice, to encourage directors and other senior executives to establish and retain a shareholding in the Company.

On 20 September 2002, the Remuneration Committee granted Michael McGarvey, CEO, a non-beneficial interest in 145,000 Eidos Ordinary shares which were purchased in the market on 24 September 2002 at a price of 116 pence per share. At the date of grant, this award equated to 1 x salary and is not pensionable. These shares are being held in the Company’s Employee Benefit Trust for a period of three years from that date. In normal circumstances, no beneficial interest in the shares will vest until the third anniversary of grant at which time, subject to the executive still being in the Company’s employment, the shares will be released beneficially. Given the nature and purpose of the award, the Committee determined that there would be no other pre-vesting performance conditions to be satisfied. This restricted share award was

> 14 Eidos plc Annual Report & Accounts 2003

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made so as to ensure the continued retention and incentivisation of Michael McGarvey at a time when further option grants were not available to him from the Company. The Committee’s decision was taken in these unusual circumstances after consultation with its external legal advisors and without shareholders prior approval (although major shareholders were advised at the time) pursuant to the exemption provided under paragraph 13.13A(b) of the Listing Rules. The basis for determining any award adjustments on a variation of capital is set out in the award documentation and cannot be altered for the benefit of Michael McGarvey without prior approval of shareholders (other than to make minor amendments to take account of changes in tax, legislation, exchange controls or regulatory treatment).

As employees, the executive directors are also entitled to participate in the Company’s all-employee UK Savings-Related Share Option Scheme which facilitates the grant of options with an exercise price discounted by up to 20% of the market price of an Eidos share at the time of grant.

Further details on the Company’s existing share plans are provided in note 19 to the Accounts.

(e) Service Contracts
It is the Company’s policy that all executive directors should have service contracts which are terminable on no more than 12 months’ notice and that their employment should automatically terminate on retirement at age 65. The executive directors who served during the period have service contracts on these terms. All directors are subject to election by shareholders at the first Annual General Meeting following their appointment and subject to re-election at not more than three year intervals thereafter.

All service contracts include appropriate post-termination restrictive covenants in relation to, inter alia, non-competition and non-solicitation of employees, and contain authority for the Company to make payment in lieu of notice. Whilst no specific provision exists for compensation on early termination (except in the case of Michael McGarvey arising from a change of control), the Company may seek to apply practical mitigation measures to any payment on termination taking into account all relevant circumstances.

Details of service contracts for those executive directors who served during the period are as follows:

		Notice Period from	Unexpired Term at
Director	Contract Date	Company and Employee	1 July 2003 (approximate)

Stuart Cruickshank	6 June 2001	12 months	15.5 years
Jeremy Heath-Smith	26 March 2002	12 months	22.5 years*
Ian Livingstone	18 October 1995	6 months	11.5 years
Michael McGarvey	30 May 2001	12 months	27.0 years
Simon Protheroe	16 June 1994	6 months	25.0 years

* Jeremy Heath-Smith resigned as a director on 14 July 2003 — see note (5) on page 16

Total Shareholder Return: Five-Year Performance Graph
The following graphs show the Company’s performance measured by total shareholder return (TSR) for the five years to 30 June 2003 as compared with the TSR performance of the FTSE 350 Index and the TechMark 100 Index. TSR represents share price growth plus reinvested dividends. The two indices have been selected as they each provide a broad equity market index against which the Company’s performance can be fairly compared, recognising the uniqueness of the niche market in which the Company operates and the absence of any material comparator UK companies.

Eidos Relative to the FTSE 350	Eidos Relative to the TechMark 100

> 15 Eidos plc Annual Report & Accounts 2003

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>	Report on Directors’ Remuneration continued

Non-Executive Directors Remuneration and Terms of Appointment
The Board as a whole, having regard to current market practice, considers and approves the fees of the Chairman and non-executive directors. These fees and their composition were reviewed and increased during the year from 1 April 2003.

Excluding the Chairman, the non-executive directors’ annual fee now comprises, as applicable, a basic fee of £32,000, a committee membership fee of £3,000, a committee chairmanship fee of £3,000 and, in the case of David Adams, a fee of £3,000 in recognition of his additional responsibilities as the Senior Independent Director (appointed 5 March 2003). Consideration is also currently being given to the introduction of a voluntary arrangement whereby the director can surrender all or part of his fee in lieu of payment in the form of shares in the Company (to be retained during service) in order to align more closely the interests of the non-executive director with those of shareholders.

The non-executive directors do not have service contracts with the Company and are each appointed, subject always to the Company’s Articles of Association, on a one-year rolling term basis. Their letter of appointment contains no provision for payment of compensation on early termination. They are not eligible for bonus or share option awards and their service is non-pensionable. Each non-executive director’s appointment is reviewed at least every three years by the Nomination Committee and the Board respectively.

Individual Directors’ Remuneration
Individual and total remuneration of the directors holding office during the period:

Annualised as at											15 months ended	12 months ended	15 months ended
1 July 2003		12 months ended 30 June 2003									30 June 2002	30 June 2003	30 June 2002

												Pension	Pension
Salary and/or		Salary and/or						Taxable				Contributions	Contributions
Fees		Fees	(1)	Bonus	(2)	Royalty	(3)	Benefits	(4)	Total	Total	(Money Purchase)	(Money Purchase)
£’000		£’000		£’000		£’000		£’000		£’000	£’000	£’000	£’000

	Executives
203.3	Stuart Cruickshank	190.0		36.1		–		26.1		252.2	176.1	22.8	19.0
250.0	Jeremy Heath-Smith(5)	250.0		–		663.0		48.1		961.1	584.4	30.0	37.5
240.0	Ian Livingstone	240.0		–		–		27.6		267.6	343.4	28.8	36.0
366.3	Michael McGarvey	354.7		66.2		–		92.0		512.9	479.5	20.2	27.1
86.6	Simon Protheroe	83.5		15.7		–		14.9		114.1	116.8	10.0	11.0
	Non-executives
42.0	David Adams	29.3		–		–		–		29.3	26.6	–	–
105.0	John van Kuffeler	101.3		–		–		–		101.3	20.5	–	–
42.0	Victor Steel	40.5		–		–		–		40.5	50.0	–	–
42.0	Allen Thomas	40.5		–		–		–		40.5	62.0	–	–

	Total 2003	1,329.8		118.0		663.0		208.7		2,319.5	1,859.3	111.8	130.6

	Total 2002	1,382.5		1.5		143.0		332.3		1,859.3	–	–	–

Notes:
(1)	The annual salary increase for Simon Protheroe and Michael McGarvey and the non-executive directors’ fee structure and increases were effective from 1 April 2003. Stuart Cruickshank’s annual salary increase was effective from 1 July 2003. Going forward, all directors’ remuneration will be reviewed annually effective from 1 July so as to be aligned with the start of the Company’s new financial year.
(2)	No contractual bonus payment was earned in the period (2002: nil). The payment shown represents the discretionary bonuses awarded by the Remuneration Committee as explained on page 14.
(3)	See paragraph (b) on page 14.
(4)	Taxable benefits include expensed company cars, life, disability and healthcare insurance coverage and, for Michael McGarvey (the highest paid director), £66,000 in relation to Company provided housing accommodation.
(5)	Jeremy Heath-Smith resigned as a director of Eidos plc and Core Design Limited on 14 July 2003. He remains on paid leave until 30 September 2003 while the Company undertakes a development and technology capability review of the Core Design studio. Effective from 30 September 2003, Mr Heath-Smith will leave the Company’s employment and will receive a severance payment of £236,000 (gross) representing the residual value of his 12 month contractual notice entitlement. The payment will be made under a Compromise and Settlement Agreement which, inter alia, reaffirms the continuing nature of various post-termination restrictive covenants owed by him to the Company. No further payments will be due or payable to Mr Heath-Smith arising from either his former offices or the cessation of his employment.

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Directors’ Remuneration: Summary

	12 months ended	15 months ended
	30 June 2003	30 June 2002

	£’000	£’000
Total emoluments for all directors (per table on page 16)	2,319	1,859
Pension contributions to money purchase schemes	112	131
Gains made on exercise of share options	–	3

	2,431	1,993

Directors’ Interests

The unaudited beneficial and non-beneficial interests of the directors (and their immediate families and any connected persons) in the Ordinary share capital of the Company at the beginning and end of the period are set out below.

		At 1 July 2002				At 30 June 2003
			Options and Rights				Options and Rights
	Ordinary Shares	Ordinary Shares	to Acquire		Ordinary Shares	Ordinary Shares	to Acquire
	(non-beneficial) (1)	(beneficial) (2)	Ordinary Shares		(non-beneficial) (1)	(beneficial) (2)	Ordinary Shares

Executives
Stuart Cruickshank	–	9,074	108,119		–	9,074	109,742
Jeremy Heath-Smith	–	1,010,065	230,463	(3)	–	1,010,065	202,997
Ian Livingstone	–	2,942,612	581,298		–	2,942,612	502,201
Michael McGarvey	–	64,913	1,251,268		145,000	64,913	1,260,018
Simon Protheroe	–	–	244,578		–	–	254,258

Notes:
(1)	The nature of the circumstances giving rise to the Remuneration Committee’s award to Michael McGarvey of his non-beneficial interest is set out in paragraph (d) on page 14.
(2)	Directors’ beneficial holdings of Ordinary shares (nominal value 2 pence each) do not form part of remuneration provided by the Company.
(3)	All outstanding options, both vested and unvested, will lapse automatically upon termination of employment on 30 September 2003.
(4)	None of the non-executive directors held an interest in Ordinary shares either at the beginning or end of the period, nor are they entitled to receive share option awards from the Company.
(5)	There have been no changes between 30 June 2003 and 4 September 2003 (the date on which the accounts have been signed) in the directors’ beneficial or non-beneficial interests in the Company. Save as disclosed, none of the directors had any other interest in the securities of the Company or any subsidiary.

> 17 Eidos plc Annual Report & Accounts 2003

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>	Report on Directors’ Remuneration continued

Share Options and Other Rights Over Ordinary Shares: Analysis
An analysis of the options and rights to acquire Ordinary shares held by the executive directors under the Company’s various share option and all-employee share save plans, including the options which lapsed unexercised during the period, are set out below. All figures are audited and reflect, as appropriate, changes in the Company’s capital structure since the original dates of grant.

			Granted in		Lapsed in				Option Price	Date First
	30 June 2002		the period		the period	30 June 2003		Date of Grant	(pence)	Exercisable	Expiry Date

Stuart Cruickshank	88,236		–		–	88,236		04/09/01	255.00	05/09/04	05/09/08
	11,764		–		–	11,764		04/09/01	255.00	05/09/04	05/09/11
	8,119	*	–		(8,119)*	–		–	–	–	–
	–		9,742	*	–	9,742	*	01/10/02	97.00	01/11/05	01/05/06
Jeremy Heath-Smith	201,077		–		(201,077)	–		–	–	–	–
	21,267		–		–	21,267		25/04/96	141.04	25/04/99	24/04/06
	8,119	*	–		–	8,119	*	12/03/02	117.00	01/04/05	01/10/05
	–		173,611		–	173,611		28/04/03	144.00	28/04/06	28/04/10
Ian Livingstone	245,763		–		(245,763)	–		–	–	–	–
	21,050		–		–	21,050		02/04/96	142.48	03/04/99	01/04/06
	314,485	**	–		–	314,485	**	–	19.04	–	–
	–		166,666		–	166,666		28/04/03	144.00	28/04/06	28/04/10
Michael McGarvey	139,543		–		–	139,543		15/10/97	154.26	16/10/00	14/10/04
	1,111,725		–		–	1,111,725		13/10/98	105.24	14/10/01	13/10/05
	–		8,750	*	–	8,750	*	10/04/03	108.00	01/05/06	01/11/06
Simon Protheroe	77,820		–		(77,820)	–		–	–	–	–
	55,586		–		–	55,586		20/07/94	61.76	21/07/97	19/07/04
	111,172		–		–	111,172		10/03/95	62.96	11/03/98	09/03/05
	–		50,000		–	50,000		20/09/02	121.00	20/09/05	20/09/09
	–		37,500		–	37,500		28/04/03	144.00	28/04/06	28/04/10

Notes: The mid-market price of an Eidos share was 130p on 1 July 2002 and 137p on 30 June 2003 and during that period ranged between a high of 165p and a low of 84p.

Except as indicated, all options have been granted under the Executive Share Option Scheme 1994 in relation to which, no pre-vesting performance conditions have been applied.

*	Granted under the UK Savings-Related Share Option Scheme.

**	This represents a warrant to purchase 314,485 Ordinary shares in the Company at a price of 19.04p per share (previously incorrectly reported as being at 121.42p per share). This outstanding warrant emanates from the Company’s acquisition of the Domark Group of companies in 1996. The original exercise period expired on 31 December 1996 but was extended by the Board at that time and remains open until 31 December 2003.

The Directors’ service contracts and letters of appointment, together with the statutory Register of Directors’ Interests (containing full details of directors’ shareholdings and other interests), are available for inspection by shareholders at the Company’s registered office during normal business hours and at the Annual General Meeting.

On behalf of the Board

Allen Thomas
Chairman of the Remuneration Committee
4 September 2003

> 18 Eidos plc Annual Report & Accounts 2003

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>	Statement of Directors’ Responsibilities

The Companies Act requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

>	select suitable accounting policies and then apply them consistently;

>	make judgements and estimates that are both reasonable and prudent;

>	state whether applicable accounting standards have been followed, subject to any material departures being disclosed and explained in; and

>	prepare financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for:

>	keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985; and

>	for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The directors are also responsible for the maintenance and integrity of the Company’s website on the internet. Financial information published on the website is based on legislation in the UK governing the preparation and dissemination of accounts, which may be different from comparable legislation in other jurisdictions.

> 19 Eidos plc Annual Report & Accounts 2003

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> Independent Auditors’ Report to the Members of Eidos plc

We have audited the financial statements on pages 21 to 42. We have also audited the information in the Report on Directors’ Remuneration that is described as having been audited.

This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors
The directors are responsible for preparing the Annual Report and the Report on Directors’ Remuneration. As described on page 19, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession’s ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Report on Directors’ Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the Group is not disclosed.

We review whether the statements on pages 10 to 11 reflect the Company’s compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board’s statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the Corporate Governance Statement and the unaudited part of the Report on Directors’ Remuneration, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report on Directors’ Remuneration to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Report on Directors’ Remuneration to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Report on Directors’ Remuneration to be audited.

Opinion
In our opinion:

>	the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 June 2003 and of the profit of the Group for the year then ended; and

>	the financial statements and the part of the Report on Directors’ Remuneration to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc

Chartered Accountants	8 Salisbury Square
Registered Auditor	London EC4Y 8BB

4 September 2003

> 20 Eidos plc Annual Report & Accounts 2003

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> Consolidated Profit and Loss Account

		12 months ended		15 months ended
		30 June		30 June
		2003		2002

	Notes	£’000		£’000

Turnover: Group and share of joint ventures		169,048		142,564
Less: share of joint ventures’ turnover		(17,514)		(13,626)

Turnover	2	151,534		128,938
Cost of goods sold		(62,099)		(53,824)

Gross Profit		89,435		75,114
Selling and marketing		(25,747)		(25,861)
Research and development		(32,579)		(48,565)
Administrative expenses
Goodwill amortisation		(264)		(6,977)
Other		(20,173)		(24,872)
		(20,437)		(31,849)

Operating expenses		(78,763)		(106,275)

Group Operating Profit/(Loss)		10,672		(31,161)
Share of operating profit of joint ventures		2,950		1,840
Joint ventures goodwill amortisation		(471)		(6,607)

Total Operating Profit/(Loss)		13,151		(35,928)
Profit on disposal of fixed asset investments	7	1,400		7,745
Income from investments		–		152
Write down of investments	7	–		(3,368)

Profit/(Loss) on Ordinary Activities Before Interest and Tax	2	14,551		(31,399)
Net interest receivable	5	2,803		744

Profit/(Loss) on Ordinary Activities Before Tax	6	17,354		(30,655)
Tax on profit/(loss) on ordinary activities	8
– operational		(3,744)		(56)
– exceptional		5,595		–
		1,851		(56)

Profit/(Loss) for the Financial Period		19,205		(30,711)

Earnings/(loss) per share (basic)	9	13.8	p	(22.9	)p
Earnings/(loss) per share (diluted)	9	13.7	p	(22.9	)p
Earnings/(loss) per share before goodwill amortisation and exceptional items	9	9.3	p	(16.1	)p

There is no difference between the loss on ordinary activities before taxation and the loss for the financial period stated above, and their historical cost equivalents.

The above results are all derived from continuing operations.

> Consolidated Statement of Total Recognised Gains and Losses

	12 months ended	15 months ended
	30 June	30 June
	2003	2002

	£’000	£’000
Profit/(Loss) for the Financial Period
Group	17,186	(32,082)
Joint ventures	2,019	1,371

	19,205	(30,711)

Currency Translation Differences on Foreign Currency Net Investments:
Group	(635)	(819)
Joint ventures	406	197

	(229)	(622)

Total Gains and Losses Recognised	18,976	(31,333)

> 21 Eidos plc Annual Report & Accounts 2003

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> Balance Sheets

		Group				Company

			30 June		30 June	30 June	30 June
			2003		2002	2003	2002

	Notes		£’000		£’000	£’000	£’000
Fixed Assets
Intangible assets	10		252		550	–	–
Tangible assets	11		4,681		5,212	769	1,132
Investments
Joint ventures	12
Share of gross assets		5,302		5,600
Share of gross liabilities		(2,557)		(2,282)
			2,745		3,318	–	–
Joint ventures – goodwill	12		–		471	–	–

Total joint ventures			2,745		3,789	–	–

Other investments and associated
undertakings	12		1		1	1,705	1,705
Own shares	12		199		–	199	–

Total investments			2,945		3,790	1,904	1,705

Total Fixed Assets			7,878		9,552	2,673	2,837

Current Assets
Stocks	13		2,772		3,390	–	–
Debtors	14		39,122		10,482	86,390	81,653
Cash at bank and in hand	23		58,242		59,052	48,593	52,417

			100,136		72,924	134,983	134,070
Creditors: amounts falling due
within one year	15		(32,204)		(23,186)	(24,944)	(31,292)

Net Current Assets			67,932		49,738	110,039	102,778

Total Assets Less Current Liabilities			75,810		59,290	112,712	105,615

Creditors: amounts falling due after more
than one year	16		(33)		(1,283)	–	–
Provisions for Liabilities and Charges	17		–		(1,418)	–	–

Net Assets			75,777		56,589	112,712	105,615

Capital and Reserves
Called up share capital	19		2,799		2,795	2,799	2,795
Share premium account	20		138,315		138,107	138,315	138,107
Other reserves	20		707		707	167	167
Profit and loss account	20		(66,044)		(85,020)	(28,569)	(35,454)

Equity Shareholders’ Funds	21		75,777		56,589	112,712	105,615

The financial statements were approved by the Board of directors on 4 September 2003 and were signed on its behalf by:

Michael McGarvey Chief Executive Officer	Stuart Cruickshank Chief Financial Officer

> 22 Eidos plc Annual Report & Accounts 2003

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>	Consolidated Cash Flow Statement

		12 months ended	15 months ended
		30 June	30 June
		2003	2002

	Notes	£’000	£’000

Net Cash Outflow from Operating Activities	22	(4,674)	(18,564)

Dividends from Joint Ventures and Associates		2,195	799

Returns on Investments and Servicing of Finance
Interest received		2,151	2,749
Bank interest paid		(325)	(1,069)
Interest paid on finance leases		(28)	(134)

		1,798	1,546

Taxation
UK tax repaid		283	1,677
Overseas tax (paid)/repaid		(28)	2,769

		255	4,446

Capital Expenditure and Financial Investment
Purchase of tangible fixed assets		(1,756)	(3,034)
Sale of tangible fixed assets		18	–
(Purchase)/sale of other investments		(276)	11,161
Proceeds from other investments		1,400	–

		(614)	8,127

Acquisitions and Disposals
Net cash acquired with subsidiary undertaking		–	371

Net Cash Outflow Before Management of Liquid Resources and Financing		(1,040)	(3,275)

Management of Liquid Resources
Decrease/(increase) in term deposits	23	7,785	(38,081)

Financing
Issue of ordinary share capital		212	53,001
Capital element of finance lease rental payments		(223)	(185)

		(11)	52,816

Increase in Cash in the Period	23	6,734	11,460

Reconciliation of Net Cash Flow to Movement in Net Funds
		£’000	£’000

Increase in cash in the period		6,734	11,460
Capital element of finance lease rental payments		223	185
(Decrease)/increase in term deposits		(7,785)	38,081

Change in net funds resulting from cash flows	23	(828)	49,726
New finance leases		(31)	(255)
Exchange rate movements		300	205

Movement in net funds in the period		(559)	49,676
Net funds at 1 July 2002		58,778	9,102

Net funds at 30 June 2003	23	58,219	58,778

> 23 Eidos plc Annual Report & Accounts 2003

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>	Notes to the Accounts

1. Principal Accounting Policies
The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards, which have been applied consistently throughout the period, except as noted below.

Stocks. Cost is now determined on a weighted average basis rather than as previously reported on a first in first out basis. This measurement basis reflects more closely the Group’s operations. The effect of this change in cost measurement is not significant in either the current or prior period.

Licence fees. Licence fees payable were previously charged to the profit and loss account over the life of the licence. These fees are now charged on the basis of actual product sales. Management relies on forecasts of sales to determine the relevant amortisation rate of the licence fee, subject to regular reviews to ensure that the amortisation rate is appropriate. This new policy aligns the amortisation of the licence fee to the revenue received in respect of it. The effect of this change in calculating amortisation is not significant in either the current or prior period.

Basis of Consolidation
The consolidated profit and loss account and balance sheet include the financial statements of the Company and its subsidiary undertakings (“the Group”). The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from, the date control passes. Intra-Group sales and profits are eliminated fully on consolidation. On acquisition of a subsidiary, all of the subsidiary’s assets and liabilities that exist at the date of acquisition are recorded at their fair values reflecting their condition at that date. The Group recognises all changes to those assets and liabilities, and the resulting gains and losses that arise after the Group has gained control of the subsidiary. The Company has taken advantage of Section 230 of the Companies Act 1985 and has not presented its own profit and loss account.

Associated and Joint Venture Undertakings
Associated undertakings are undertakings in which the Group holds a long-term interest and over which it actually exercises significant influence. Joint ventures are undertakings which are jointly controlled with other entities or individuals. The Group’s share of profits less losses from associated and joint undertakings is included in the consolidated profit and loss account on the equity accounting basis and its interest in their net assets included in investments in the consolidated balance sheet.

Goodwill
Goodwill in respect of the acquisition of subsidiaries, joint ventures and associated undertakings represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. Goodwill arising prior to April 1998 has been written off immediately against reserves.

Goodwill arising after April 1998 is capitalised and amortised to nil in the profit and loss account over the estimated useful economic life in accordance with FRS10.

A charge is recognised in the Group’s profit and loss account in respect of any impairment in the value of goodwill. Goodwill written off directly to reserves and not previously charged to the Group’s profit and loss account is included in determining the profit and loss on disposal of a subsidiary. Goodwill previously written off to reserves was not reinstated in the balance sheet when FRS10 was adopted. It has been offset against the merger reserve with the excess being offset against the profit and loss reserve.

Turnover
Turnover, which excludes sales between group companies, represents the invoiced amounts of goods sold, net of provisions for returns, value added tax and trade discounts (excluding co-operative advertising expenses). Revenue from royalty agreements is recognised upon reaching specific dates set out in royalty contracts. In the case of minimum royalty agreements, revenue is recognised when the amounts are contractually due and are non-refundable.

Tangible Fixed Assets
The cost of fixed assets is their purchase cost, together with any incidental costs of acquisition. Provision is made for depreciation on all tangible fixed assets at rates calculated to write off the cost less residual value of each asset over its expected useful life as follows:

>	leasehold improvements: over the life of the lease;
>	fixtures and fittings: 20% per annum straight line;
>	computer equipment: 33% per annum straight line;
>	motor vehicles: 25% per annum straight line.

Research and Development
All research and development expenditure is charged to the profit and loss account as incurred. This includes all software development expenditure on individual titles, advance royalties paid under publishing agreements to external developers and advance royalties paid under licensing arrangements.

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Investments
Investments held as fixed assets are stated at cost less provision for any impairment in value.

Licence Fees
Licence fees payable to celebrities and professional sports organisations for use of their name over a number of years or for a range of products (a franchise), including sub-licence arrangements and fees payable through intermediaries, are charged to the profit and loss account as sales and marketing expenditure on the basis of actual product sales. Management relies on forecasts of sales to determine the relevant amortisation rate of the licence fee.

Licence fees are classified as current and non-current assets based on the remaining life of the licence. Management regularly reviews the carrying value of such licences, including comparing actual sales to forecast, and will accelerate the amortisation should circumstances require it.

Taxation
Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19. Tax charges or credits arising on the retranslation of foreign currency borrowings used to finance or provide a hedge against equity investments in foreign enterprises are taken to the statement of total recognised gains and losses together with the exchange differences on the borrowings themselves. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Foreign Currencies
Assets and liabilities of subsidiaries in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial period. The results and cash flows of foreign subsidiaries are translated at the average rate of exchange for the period. Gains or losses on exchange arising from the retranslation of the opening net investment in subsidiary companies and from the translation of the results of those companies are taken to reserves and are reported in the statement of total recognised gains and losses. Exchange differences arising from the retranslation of long-term foreign currency borrowings used to finance foreign currency investments are also taken to reserves. Transactions in foreign currencies are recorded using the rate of exchange ruling at the date of the transaction or if hedged forward, at the date of exchange under the related foreign currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the contracted rate or the rate of exchange ruling at the balance sheet date and the gains or losses on translation are included in the profit and loss account.

Stocks
Stocks are valued at the lower of cost and net realisable value. Cost is determined on a weighted average basis and includes transport and handling costs.

Finance and Operating Leases
Costs in respect of operating leases are charged on a straight line basis over the lease term. Leasing agreements, which transfer to the Group substantially all the benefits and risks of ownership of an asset, are treated as if the asset has been purchased outright. The assets are included in fixed assets and the capital element of Group leasing commitments is shown as obligations under finance leases. The capital element is applied to reduce the outstanding obligations and the interest element is charged against profit so as to give a constant periodic rate of charge on the remaining balance outstanding at the end of each accounting period. Assets held under finance leases are depreciated over the shorter of the lease terms and the useful lives of equivalent owned assets.

Pensions
The Group operates various defined contribution pension schemes. Contributions are recognised as they are incurred in accordance with the rules of the schemes.

Derivative Financial Instruments
The Group uses derivative financial instruments to reduce exposure to foreign exchange risk. The Group does not hold or issue derivative financial instruments for speculative purposes. For a forward foreign exchange contract to be treated as a hedge, the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group’s operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account, or as adjustments to the carrying amount of fixed assets, only when the hedged transaction has itself been reflected in the Group’s accounts. If an instrument ceases to be accounted for as a hedge, for example, because the underlying hedged position is eliminated, the instrument is marked to market and any resulting profit or loss recognised at that time.

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>	Notes to the Accounts
continued

2. Segmental Analysis
Segmental Analysis by Class of Business

	Turnover		Profit Before Interest and Taxation		Net Assets/(Liabilities)

	12 months ended	15 months ended	12 months ended	15 months ended	12 months ended	15 months ended
	30 June	30 June	30 June	30 June	30 June	30 June
	2003	2002	2003	2002	2003	2002

Class of Business	£’000	£’000	£’000	£’000	£’000	£’000

Computer Software	151,534	128,938	14,551	(31,383)	75,777	59,384
Video Editing	–	–	–	(16)	–	(2,795)

	151,534	128,938	14,551	(31,399)	75,777	56,589

Video editing was provided by Eidos Post Productions Ltd (formerly Glassworks Productions Ltd), an 85% owned subsidiary, whose trade and assets were sold on 15 December 2000.

Segmental Analysis by Geographical Area

	By Destination		By Origin

	12 months ended	15 months ended	12 months ended	15 months ended
	30 June	30 June	30 June	30 June
	2003	2002	2003	2002

Turnover – Continuing Activities	£’000	£’000	£’000	£’000

United Kingdom	36,323	29,115	51,059	42,674
France	12,746	13,856	15,733	16,801
Germany	14,123	17,391	16,017	20,093
Rest of Europe	16,788	17,925	–	–
United States of America	62,274	43,178	65,088	44,172
Rest of World	9,280	7,473	3,637	5,198

	151,534	128,938	151,534	128,938

	12 months ended	15 months ended
	30 June	30 June
	2003	2002

Inter-Segment Sales (Predominantly Royalties)	£’000	£’000

United Kingdom	42,601	32,021
Germany	66	9
United States of America	30,522	11,824
Rest of World	1,027	1,303

	74,216	45,157

Turnover from the joint ventures originates from Spain and relates to computer software.

In addition, turnover in the United Kingdom includes £1,632,000 (15 months to 30 June 2002: £1,337,000) sales to the joint ventures in Spain.

Profit/(loss) Before Interest and Taxation

	12 months ended	15 months ended
	30 June	30 June
	2003	2002

Geographical Segment	£’000	£’000

United Kingdom	4,426	(12,203)
France	1,494	974
Germany	(1,034)	(230)
Spain (joint ventures)	2,479	(4,707)
United States of America	6,219	(19,494)
Rest of World	(433)	(116)

	13,151	(35,776)
Exceptional item – United Kingdom (see note 7)	1,400	4,377

	14,551	(31,399)

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2. Segmental Analysis (Continued)
Net Assets/(Liabilities)

	30 June	30 June
	2003	2002

Geographical Segment	£’000	£’000

United Kingdom	99,877	89,965
France	3,369	1,724
Germany	(1,279)	(324)
Spain (joint ventures)	2,745	3,789
United States of America	(28,927)	(38,980)
Rest of World	(8)	415

	75,777	56,589

3. Directors’ Emoluments

Detailed disclosures of Directors’ individual remuneration and share options are given in the Report on Directors’ Remuneration on pages 13 to 18.

4. Employee Information

The average number of persons (including executive Directors) employed by the Group during the period was:

	12 months ended	15 months ended
	30 June	30 June
	2003	2002

	Number	Number

Corporate	34	30
Computer entertainment software	502	509

	536	539

Computer entertainment software staff numbers can be further analysed as follows:

				12 months ended					15 months ended
				30 June					30 June
				2003					2002

	UK	US	Europe	Asia	Total	UK	US	Europe	Asia	Total

Sales, marketing and operations	44	21	41	10	116	48	24	42	9	123
Research and development	137	169	1	8	315	126	178	1	9	314
Administration	12	37	15	7	71	12	37	15	8	72

Total	193	227	57	25	502	186	239	58	26	509

	12 months ended	15 months ended
	30 June	30 June
	2003	2002

Staff Costs	£’000	£’000

Wages and salaries	25,071	31,411
Social Security costs	2,550	3,291
Pension costs (see note 27)	857	1,001

	28,478	35,703

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>	Notes to the Accounts
continued

5. Net Interest Receivable

	12 months ended	15 months ended
	30 June	30 June
	2003	2002

	£’000	£’000
Interest Receivable
Bank interest	2,934	2,017
Other income	15	–
Share of joint ventures	146	183

	3,095	2,200

Interest Payable
Bank loans and overdrafts	(15)	(1,061)
Finance leases	(28)	(94)
Other interest	(186)	(253)
Share of joint ventures	(63)	(48)

	(292)	(1,456)

Net Interest Receivable	2,803	744

6. Profit/(Loss) on Ordinary Activities Before Taxation

	12 months ended	15 months ended
	30 June	30 June
	2003	2002

Profit/(Loss) on Ordinary Activities Before Taxation is Stated After Charging:	£’000	£’000

Depreciation charge for the period:
Owned tangible fixed assets	1,950	2,615
Tangible fixed assets held under finance leases	131	192
Loss on disposal of fixed assets	34	–
Amortisation of goodwill and other investments
Joint ventures goodwill amortisation	471	6,607
Other goodwill amortisation	264	6,977
Other investment amortisation	77	–
Auditors’ remuneration
Audit	400	440
Other fees paid to the auditors and their associates*	707	1,188
Operating lease charges – plant and machinery	606	515
Operating lease charges – other	2,502	3,593
Exchange gains	(902)	(471)

*Other fees paid to the auditors and their associates include tax compliance fees of £268,000, other tax advisor fees of £294,000, other assurance work of £115,000 and other work of £30,000.

The audit fee of the Company was £20,000.

> 28 Eidos plc Annual Report & Accounts 2003

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7. Profit on Investments and Exceptional Items
	12 months ended 30 June 2003	15 months ended 30 June 2002

	£’000	£’000
Profit/(loss) on investments
Profit on disposal of other investments	–	8,495
Settlement received in relation to Express.Com, net of costs	1,400	–
Loss on disposal of associates and other investments	–	(750)

Profit on Disposal of Fixed Asset Investments	1,400	7,745

Write down of investments
Provision for impairment in carrying value of goodwill (previously written off to reserves)	–	(3,299)
Provision against other investments	–	(69)

Write Down of Investments	–	(3,368)

Total – all United Kingdom	1,400	4,377

The effect on the taxation charge for the year of the exceptional items is disclosed in note 8.

8. Tax (Credit)/Charge on Profit/(Loss) on Ordinary Activities
	12 months ended 30 June 2003	15 months ended 30 June 2002

	£’000	£’000
Current Tax
UK Taxation
UK corporation tax at 30% on profits for the period	2,860	–
Less double tax relief	(1,002)	–

	1,858	–
Adjustments in respect of prior years
Exceptional items	(5,595)	–
Operational	(480)	(851)

Total Current UK Tax	(4,217)	(851)
Foreign Taxation
Current tax on income for the year	1,283	503
Adjustments in respect of prior years	(100)	404

Total Current Tax	(3,034)	56
Of which
Group taxation	(4,063)	(603)
Joint ventures’ taxation	1,029	659

	(3,034)	56
Deferred taxation (see note 18)	1,183	–

Tax (Credit)/Charge on Profit/(Loss) on Ordinary Activities for the Period	(1,851)	56

Of which
Operational	3,744	56
Exceptional	(5,595)	–

Tax (Credit)/Charge on Profit/(Loss) on Ordinary Activities for the Period	(1,851)	56

The exceptional income is taxable at the UK rate of corporation tax. There was no tax effect in the profit and loss account relating to the exceptional items in the prior year.

The Group has provided for tax charges, which may arise in finalising the tax position for prior periods. In doing so it has taken account of the ongoing discussions with tax authorities in relation to prior year items and the likely outcome of those discussions.

The exceptional prior year items reflect the agreement of a negligible value claim of £10.3 million and a provision for other prior year items referred to above. The directors estimate that sufficient provision in respect of prior year items has been made. The outcome of these discussions could affect the future tax rate of the Group.

> 29 Eidos plc Annual Report & Accounts 2003

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>	Notes to the Accounts continued

8. Tax (Credit)/Charge on Profit/(Loss) on Ordinary Activities (Continued)
The tax charged for the period differs from the standard rate of Corporation Tax in the UK (30%) (2002: 30%). The differences are explained below.

	12 months ended 30 June 2003	15 months ended 30 June 2002

Current Tax Reconciliation	£’000	£’000

Profit/(loss) on ordinary activities before tax	17,354	(30,655)

Current tax at 30% (2002: 30%)	5,206	(9,196)
Effects of:
Expenses disallowed for tax purposes	1,228	8,960
Timing differences where benefit not recognised for deferred tax purposes	1,981	5,145
Difference between overseas and UK tax rate	921	(1,176)
Utilisation of tax losses	(4,999)	(2,657)
Prior year adjustments – operational	(580)	(442)
Exceptional prior year items	(5,595)	–
Double tax relief	(1,002)	–
Other	(194)	(578)

Total current tax	(3,034)	56

Release of deferred tax asset	1,260	–
Deferred tax in respect of timing differences	(77)	–

Deferred taxation	1,183	–

Tax (Credit)/Charge on Profit/(Loss) on Ordinary Activities for the Period	(1,851)	56

Timing differences arise in the US where they mainly relate to interest currently disallowed for tax purposes and movements on returns provisions.

The Group’s overseas tax rates are higher than those in the UK primarily because the profits earned in the US and the joint venture share of profits earned in Spain are taxed at local rates higher than the UK rate of 30%.

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9. Earnings/(Loss) Per Share
The calculations of earnings/(loss) per share are based on the following information:
	12 months ended 30 June 2003	15 months ended 30 June 2002

Weighted average number of shares:	Number of	Number of
	Shares	Shares

For basic earnings/(loss) per share	139,637,852	133,957,160
Exercise of share options	705,258	1,717,849

For diluted earnings/(loss) per share	140,343,110	135,675,009

In accordance with FRS14 – Earnings per share, the diluted loss per share for the 15 months ended 30 June 2002 is equivalent to the basic loss per share as any exercise of share options would have the effect of decreasing the loss per share.

	Basic				Diluted

	12 months ended 30 June 2003		15 months ended 30 June 2002		12 months ended 30 June 2003		15 months ended 30 June 2002

	£’000		£’000		£’000		£’000

Profit/(loss) for the financial period	19,205		(30,711)		19,205		(30,711)
Goodwill amortisation	735		13,584		735		13,584
Exceptional items – operational
Profit on disposal of fixed asset investment	–		(7,745)		–		(7,745)
Write down of investments	–		3,368		–		3,368
Settlement in respect of Express.com	(1,400)		–		(1,400)		–
Exceptional item – tax credit	(5,595)		–		(5,595)		–

Profit/(loss) for the financial period before goodwill amortisation and exceptional items	12,945		(21,504)		12,945		(21,504)

	Pence per Share		Pence per Share		Pence per Share		Pence per Share

Earnings/(loss) per share	13.8	p	(22.9	)p	13.7	p	(22.9	)p
Goodwill amortisation and exceptional items per share	(4.5	)p	6.8	p	(4.5	)p	6.8	p

Earnings/(loss) per share before goodwill amortisation and exceptional items	9.3	p	(16.1	)p	9.2	p	(16.1	)p

10. Intangible Fixed Assets

Group	Goodwill

£’000

Cost
At 1 July 2002	34,774
Exchange adjustment	(65)

At 30 June 2003	34,709

Amortisation
At 1 July 2002	34,224
Exchange adjustment	(31)
Amortisation for the period	264

At 30 June 2003	34,457

Net Book Value
At 30 June 2003	252

At 30 June 2002	550

The unamortised goodwill relates to Ion Storm (acquired in 2002) and has been calculated based on a three year estimated useful economic life. Goodwill on joint ventures is shown in note 12.

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>	Notes to the Accounts
continued

11. Tangible Fixed Assets
	Leasehold	Fixtures	Computer	Motor
Group	Improvements	and Fittings	Equipment	Vehicles	Total

	£’000	£’000	£’000	£’000	£’000
Cost
At 1 July 2002	3,013	2,573	9,396	81	15,063
Exchange adjustment	(75)	(64)	(231)	–	(370)
Additions	83	288	1,353	–	1,724
Disposals	(22)	(109)	(1,668)	(81)	(1,880)

At 30 June 2003	2,999	2,688	8,850	–	14,537

Depreciation
At 1 July 2002	1,013	2,129	6,628	81	9,851
Exchange adjustment	(28)	(59)	(178)	–	(265)
Charge for the period	279	171	1,631	–	2,081
Disposals	(26)	(99)	(1,605)	(81)	(1,811)

At 30 June 2003	1,238	2,142	6,476	–	9,856

Net Book Value
At 30 June 2003	1,761	546	2,374	–	4,681

At 30 June 2002	2,000	444	2,768	–	5,212

The net book value of tangible fixed assets includes an amount of £37,000 (2002: £276,000) in respect of computer equipment held under finance leases.

	Leasehold	Fixtures	Computer	Motor
Company	Improvements	and Fittings	Equipment	Vehicles	Total

	£’000	£’000	£’000	£’000	£’000
Cost
At 1 July 2002	1,239	558	1,646	81	3,524
Additions	12	1	117	–	130
Disposals	–	(55)	(847)	(81)	(983)

At 30 June 2003	1,251	504	916	–	2,671

Depreciation
At 1 July 2002	655	552	1,104	81	2,392
Charge for the period	131	5	268	–	404
Disposals	–	(55)	(758)	(81)	(894)

At 30 June 2003	786	502	614	–	1,902

Net Book Value
At 30 June 2003	465	2	302	–	769

At 30 June 2002	584	6	542	–	1,132

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12. Fixed Asset Investments
	Joint	Joint	Total	Associated	Own
Group	Ventures	Ventures Goodwill	Joint Ventures	Undertakings	Shares	Total

	£’000	£’000	£’000	£’000	£’000	£’000

At 1 July 2002	3,318	471	3,789	1	–	3,790
Share of net profits less dividends paid	(979)	–	(979)	–	–	(979)
Additions	–	–	–	–	276	276
Amortisation	–	(471)	(471)	–	(77)	(548)
Translation adjustment	406	–	406	–	–	406

At 30 June 2003	2,745	–	2,745	1	199	2,945

During the year ended 30 June 2003, the Group increased its joint venture interest in Pyro Studios SL from 25.1% to 26.7% at a cost of £19,000. No additional goodwill was generated.

	Investment in	Own
Company	Group Undertakings–Shares	Shares	Total

	£’000	£’000	£’000

At 1 July 2002	1,705	–	1,705
Additions	–	276	276
Amortisation	–	(77)	(77)

At 30 June 2003	1,705	199	1,904

Own Shares
The Company operates a restricted stock scheme for certain members of senior management. During the year, 236,500 Eidos plc shares were purchased on the open market and are currently held in an Employee Benefit Trust. Subject to continued service, beneficial ownership of the shares will transfer to four nominated individuals three years from the original date of grant on 20 September 2002.

The number and market value of the Ordinary shares held by the Company’s Employee Benefit Trust at 30 June 2003 was 236,500 and £322,823 respectively.

> 33 Eidos plc Annual Report & Accounts 2003

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>	Notes to the Accounts
continued

12. Fixed Asset Investments (Continued)
Principal Subsidiaries, Joint Ventures and Associates
The directors consider that to give full particulars of all interests in Group undertakings would lead to a statement of excessive length. The following information relates to those subsidiary undertakings, joint ventures and associated undertakings whose results or financial position, in the opinion of the directors, principally affected the results and financial position of the Group:

	Country of	Principal	Description of	Other Group	Company
Subsidiary Undertakings	Incorporation	Activity	Shares Held	Companies %	%

Eidos Interactive Limited	England and	Developer and	Ordinary £1 share each	–	100
	Wales	publisher of	and ‘A’ ordinary £0.05
		computer software	shares each

Eidos Inc.	USA	Developer and	Common stock	100	–
		publisher of	$0.001 par value
		computer software

Crystal Dynamics, Inc.	USA	Developer of	Common stock	100	–
		computer software	no par value

Core Design Limited	England and	Developer of	Ordinary £1 shares	100	–
	Wales	computer software

Eidos SARL	France	Publisher of	Ordinary shares	100	–
		computer software	of 7,623 Euros

Eidos GmbH	Germany	Publisher of	Ordinary shares of	100	–
		computer software	25,565 Euros

Eidos Pte Limited	Singapore	Publisher of	Ordinary S$1 shares	–	100
		computer software

Eidos KK	Japan	Publisher of	100 million yen	–	100
		computer software

Ion Storm LP	USA	Developer of	Partnership units	89	–
		computer software

	Country of	Principal	Description of	Other Group	Company
Joint Ventures	Incorporation	Activity	Shares Held	Companies %	%

Proein SL	Spain	Publisher of	5000 Common	75	–
		computer software	shares of
			6 Euros each

Pyro Studios SL	Spain	Developer of	500 Common	26.7	–
		computer software	shares of 6 Euros each

	Country of	Principal	Description of	Other Group	Company
Associated Undertakings	Incorporation	Activity	Shares Held	Companies %	%

Sports Interactive Limited	England and Wales	Developer of	‘B’ Ordinary shares	25	–
		computer software	of 10p each

All the above companies operated principally in their country of incorporation.

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13. Stocks
	Group		Company

	30 June	30 June	30 June	30 June
	2003	2002	2003	2002

	£’000	£’000	£’000	£’000

Raw materials and consumables	552	406	–	–
Finished goods	2,220	2,984	–	–

	2,772	3,390	–	–

14. Debtors
	Group		Company

	30 June	30 June	30 June	30 June
	2003	2002	2003	2002

	£’000	£’000	£’000	£’000

Trade debtors	32,420	1,390	–	–
Amounts owed by Group undertakings	–	–	85,239	80,518
Deferred tax asset (see note 18)	46	1,334	–	–
Other debtors	4,048	4,823	618	657
Prepayments and accrued income	2,608	2,935	533	478

	39,122	10,482	86,390	81,653

Within other debtors is £50,000 (2002: £1,449,000) which is recoverable after more than one year.

15. Creditors: Amounts Falling Due Within One Year
	Group		Company

	30 June	30 June	30 June	30 June
	2003	2002	2003	2002

	£’000	£’000	£’000	£’000

Obligations under finance leases	16	167	–	–
Trade creditors	9,262	3,408	429	254
Amounts owed to Group undertakings	–	–	16,536	15,965
Other taxes and social security costs	2,643	238	353	339
Other creditors	3,420	2,352	10	998
Accruals and deferred income	9,558	5,628	1,539	1,899
Corporation tax payable	7,305	11,393	6,077	11,837

	32,204	23,186	24,944	31,292

Included within other creditors are royalty creditors of £3,387,000 (2002: £1,170,000)

16. Creditors: Amounts Falling Due After More Than One Year
	Group		Company

	30 June	30 June	30 June	30 June
	2003	2002	2003	2002

	£’000	£’000	£’000	£’000

Accruals and deferred income	26	1,176	–	–
Obligations under finance leases:
Due between one and two years	2	59	–	–
Due between two and five years	5	48	–	–

	33	1,283	–	–

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>	Notes to the Accounts
continued

17. Provisions for Liabilities and Charges
			Group	Company

			£’000	£’000

At 1 July 2002			1,418	–
Release of provision for future rent commitments*			(1,418)	–

At 30 June 2003			–	–

* relates to the termination and settlement of a vacant property lease.

18. Deferred Taxation
	Group		Company

	30 June	30 June	30 June	30 June
	2003	2002	2003	2002

	£’000	£’000	£’000	£’000
Unrecognised Tax Assets
Difference between tax allowances and depreciation	502	548	53	22
Other timing differences	9,141	7,018	–	–
Tax effect of losses carried forward	25,589	30,025	–	–

	35,232	37,591	53	22

Recognised Tax Assets
Tax effect of US losses carried forward	–	1,334	–	–
Other timing differences – foreign	46	–	–	–

	46	1,334	–	–

			Group	Company

			£’000	£’000
Movement in Deferred Tax Asset
At 1 July 2002			1,334	–
Profit and loss charge			(1,183)	–
Foreign exchange movements			(105)	–

At 30 June 2003			46	–

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19. Called up Share Capital
	30 June	30 June
	2003	2002

	£’000	£’000
Authorised
192,500,000 Ordinary shares of 2p each (2002: 192,500,000 2p shares)	3,850	3,850

Issued and Fully Paid
139,961,523 Ordinary shares of 2p each (2002: 139,753,355 2p shares)	2,799	2,795

During the period, 13,840 new Ordinary shares were allotted following the exercise of share options under the Company’s various share option schemes. A further 194,328 new Ordinary shares were allotted in respect of the US Stock Purchase Plan. The total consideration received on all share allotments was £212,133 cash (total nominal value £4,162).

At the Annual General Meeting held on 3 December 2002, shareholders gave authority for the Company to purchase up to 6,994,134 of its own Ordinary shares in the market subject to certain specified conditions. As at 4 September 2003, no purchases have been made or are contracted to be made pursuant to such authority.

There has been no material increase in the issued share capital, whether by exercise of options, rights, warrants or otherwise, between the financial year end and 4 September 2003, the date on which these Accounts have been signed.

At 30 June 2003, the following options over Ordinary shares had been granted and remain outstanding under the Company’s various employee share schemes. The number and exercise prices of outstanding options have been adjusted, as appropriate, for changes in the Company’s capital structure since the original dates of grant in accordance with the individual scheme rules.

				Number of Outstanding
	Exercise Period		Exercise Price*	Options/Purchase Rights

Discretionary
UK Approved Scheme	21/07/97 to 19/09/12		62p–329p	929,863
UK and Overseas Unapproved Scheme	03/04/99 to 28/04/10		105p–329p	4,811,250
US Stock Option Plan	21/01/00 to 18/11/09		185c–526c	1,348,139

All Employee
UK and European Sharesave Schemes	01/06/03 to 01/04/07	**	96p–280p	611,623
US Stock Purchase Plan***	31/03/04		183c	389,040

Total all Option Schemes				8,089,915

*	Option prices are denominated in pence (UK options), cents (US options) and eurocents (European sharesave schemes).
**	Upon maturity, employees normally have six months in which to exercise sharesave options.
***	Under the US Stock Purchase Plan, the exercise price and number of shares subject to the outstanding purchase rights cannot be determined precisely until maturity of each respective offering period (normally 12 months following the date of grant). The exercise price and number of purchase rights outstanding as shown above is a provisional number based on the market price of an Eidos Ordinary share (less the applicable 15% discount) as at the date of grant.

As permitted under UITF abstract 17 (Revised 2000) Employee Share Schemes, the Group has taken advantage of the available exemptions in accounting for its Inland Revenue approved SAYE scheme and equivalent overseas schemes.

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>	Notes to the Accounts continued

20. Share Premium Account and Reserves
Group	Share Premium Account	Other Reserves	Profit and Loss Account

	£’000	£’000	£’000

At 1 July 2002	138,107	707	(85,020)
Profit for the period	–	–	19,205
Exchange difference arising on consolidation	–	–	(229)
Premium on issue of new shares	208	–	–

At 30 June 2003	138,315	707	(66,044)

Company	Share Premium Account	Other Reserves	Profit and Loss Account

	£’000	£’000	£’000

At 1 July 2002	138,107	167	(35,454)
Profit for the period	–	–	6,885
Premium on issue of new shares	208	–	–

At 30 June 2003	138,315	167	(28,569)

The Company has taken advantage of Section 230 of the Companies Act 1985 in not preparing a separate profit and loss account for its own activities. The Company’s profit for the financial period was £6,885,000 (15 months to 30 June 2002: loss £1,995,000)

Goodwill
In accordance with the Group’s accounting policy, the goodwill arising on acquisitions prior to 1 April 1998 has been written off against the merger reserve arising on consolidation and the balance to the profit and loss account. Cumulative goodwill of £34,256,000 (2002: £34,256,000) has been written off to these reserves (£27,530,000 to the merger reserve and £6,726,000 to the profit and loss account).

21. Reconciliation of Movements in Shareholders’ Funds
Group	12 months ended 30 June 2003	15 months ended 30 June 2002

	£’000	£’000

Profit/(loss) for the financial period	19,205	(30,711)
Other recognised gains and losses	(229)	(622)

	18,976	(31,333)
New share capital issued	212	53,001
Goodwill relating to the disposal of associates and other investments	–	1,005
Goodwill previously written off to reserves, transferred to the profit and loss account	–	3,299

Net movement in shareholders’ funds	19,188	25,972
Opening shareholders’ funds	56,589	30,617

Closing shareholders’ funds	75,777	56,589

Company	12 months ended	15 months ended
	30 June	30 June
	2003	2002

	£’000	£’000

Profit/(loss) for the financial period	6,885	(1,995)
New share capital issued	212	53,001

Net movement in shareholders’ funds	7,097	51,006
Opening shareholders’ funds	105,615	54,609

Closing shareholders’ funds	112,712	105,615

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22. Reconciliation of Operating Profit/(Loss) to Net Cash Outflow from Operating Activities
				12 months ended 30 June 2003	15 months ended 30 June 2002

				£’000	£’000

Operating profit/(loss)				10,672	(31,161)
Loss on disposal of fixed assets				34	–
Depreciation of tangible fixed assets				2,081	2,807
Amortisation of goodwill				264	6,977
Amortisation of own shares				77	–
Decrease/(increase) in stocks				510	(3)
(Increase)/decrease in debtors				(31,210)	15,048
Increase/(decrease) in creditors				12,898	(12,232)

Net cash outflow from operating activities				(4,674)	(18,564)

23. Analysis of Net Funds
	At 1 July 2002	Cashflow	Exchange Movements	Other Non-Cash Movements	At 30 June 2003

	£’000	£’000	£’000	£’000	£’000
Net Cash:
Cash at bank and in hand	20,971	6,734	241	–	27,946
Short-term deposits and liquid resources	38,081	(7,785)	–	–	30,296

	59,052	(1,051)	241	–	58,242
Finance leases	(274)	223	59	(31)	(23)

Net funds	58,778	(828)	300	(31)	58,219

24. Contingent Liabilities
The Company and its subsidiaries are defendants in a number of legal proceedings incidental to its operations. The Company does not expect the outcome of such proceedings, either individually or in aggregate, to have a material effect upon the results of the Company’s operations or its financial position, accordingly no provision has been made.

The Company has given a letter of guarantee to secure a committed borrowing facility for a subsidiary undertaking (see note 29).

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>	Notes to the Accounts continued

25. Commitments Under Operating Leases
The Group had the following annual commitments under non-cancellable operating leases, analysed by category and expiry date:
Group
			Motor Vehicles
	Land and Buildings		and Equipment

	30 June 2003	30 June 2002	30 June 2003	30 June 2002

	£’000	£’000	£’000	£’000

Within one year	310	152	79	81
In two to five years	2,135	2,177	375	219
After five years	521	514	–	–

	2,966	2,843	454	300

Company			Motor Vehicles
	Land and Buildings		and Equipment

	30 June 2003	30 June 2002	30 June 2003	30 June 2002

	£’000	£’000	£’000	£’000

Within one year	62	73	2	14
In two to five years	534	447	60	55
After five years	349	5	–	–

	945	525	62	69

26. Capital Commitments
As at 30 June 2003 the Group had contracted to make payments, conditional upon the completion of development milestones, totalling £8.6 million to various licensors and developers involved in providing games software for the Group’s use. Of the total, £6.2 million is payable within one year and the remaining £2.4 million is due within one to two years. All development contracts can be terminated by Eidos at any time, without penalties, if the development milestones are not achieved.

27. Pension Commitments
Effective from 1 January 1997 the Group has operated a defined contribution private pension plan for UK employees. The assets of the plan are held separately from those of the Group in an independently administered fund. Contributions are paid to the plan and charged to the profit and loss account as incurred. Contributions paid by the Group during the period were £379,000 (15 months to 30 June 2002: £422,000). At the period end no contributions were outstanding.

A Director is the sole member of the Core Design Pension Scheme, a defined contribution scheme. Contributions paid by the Group during the year were £30,000 (15 months to 30 June 2002: £37,500). At the year end no contributions were outstanding.

An employee was the sole member of the Eidos plc Money Purchase Plan, a defined contribution scheme. Contributions paid by the Group during the year were £350 (15 months to 30 June 2002: £4,000). At the year end no contributions were outstanding.

Contributions were paid into private pension schemes of two employees by the Group during the year of £24,000 (2002: £25,000).

All significant overseas pension arrangements are also of a defined contribution nature. Contributions paid by the Group during the period were £424,000 (15 months to 30 June 2002: £512,000)].

In total £857,000 was paid to pension schemes during the period (15 months to 30 June 2002: £1,000,500).

Stakeholder Pensions
In October 2001, the UK Government made it compulsory for most companies in the UK employing over 5 members of staff to give their employees access to a Stakeholder pension. Eidos plc has reviewed its Group Personal Pension Plan and implemented a number of minor changes to ensure that the Plan is Stakeholder Exempt and no further action is required.

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28. Related Party Disclosures
(a)	During the period the Group paid £3.3 million (15 months to 30 June 2002: £7.4 million) to its associated undertakings as royalties and advances on games being developed for the Group.

(b)	In July 1999, Eidos acquired a 75% stake in Proein SL, which is accounted for as a joint venture. In the 15 months to 30 June 2002 Eidos sold games to Proein SL totalling £1.6 million (15 months to June 2002: £1.3 million). In addition, in the same period Eidos paid £3.1 million (15 months to 30 June 2002: £4.2 million) to Pyro Studios SL (in which Eidos owns a 26.7% stake) as royalties and advances for the development of games for Eidos. At 30 June 2003, Eidos was owed £238,000 (2002: £24,000) by Proein SL, and was owed £283,000 by Pyro Studios SL (2002: £112,000).

(c)	During the year, Eidos wrote off a £4,589 royalty owed to one of its directors, Ian Livingstone, in connection with a game in which he owned the rights, namely Deathtrap Dungeon.

(d)	The Group has taken advantage of the exemption in Financial Reporting Standard No. 8 in respect of subsidiaries which are consolidated in these accounts.

All inter-company transactions are calculated on an arm’s length basis.

29. Derivatives and Other Financial Instruments

The Financial Review provides an explanation of the role that financial instruments have had during the period in creating or changing the risks the Group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

The numerical disclosures in this note deal with financial assets and liabilities as defined in Financial Reporting Standard No. 13: Derivatives and Other Financial Instruments. Certain financial assets such as investments in subsidiary, joint and associated undertakings are excluded from the scope of these disclosures.

As permitted by FRS13, short-term debtors and creditors have been excluded from the disclosure, other than the currency disclosures.

Interest Rate and Currency Profile
The interest rate and currency profile of the Group’s financial assets and liabilities at 30 June 2003 was as follows:

	Sterling	US Dollar	Euro	Singapore Dollar	Japanese Yen	Total

	£’000	£’000	£’000	£’000	£’000	£’000

Cash and liquid resources – floating rate	49,088	1,515	7,208	173	258	58,242
Net financial assets and liabilities (excluding short term debtors and creditors)	9	(7)	19	7	(11)	17

	49,097	1,508	7,227	180	247	58,259

The corresponding interest rate and currency profile of the Group’s financial assets and liabilities at 30 June 2002 was as follows:

	Sterling	US Dollar	Euro	Singapore Dollar	Japanese Yen	Total

	£’000	£’000	£’000	£’000	£’000	£’000

Cash and liquid resources – floating rate	53,646	495	4,509	169	233	59,052
Net financial assets and liabilities (excluding
short term debtors and creditors)	–	166	–	–	–	166

	53,646	661	4,509	169	233	59,218

Cash deposits and liquid resources comprise cash deposits placed on money markets for periods of up to six months.

>  41 Eidos plc Annual Report & Accounts 2003

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> Notes to the Accounts
continued

29. Derivatives and Other Financial Instruments (Continued)
Currency Exposures
The Group’s objective in managing the currency exposures is to minimise gains and losses arising in its overseas subsidiaries. The Company provides working capital to its overseas subsidiaries in their functional currencies and hedges its exposure in accordance with the policy described in the Financial Review. The table below shows the Group’s currency exposures, i.e. those transactional exposures that give rise to the net currency gains and losses recognised in the profit and loss account. These exposures were as follows:

	Net Foreign Currency Monetary Assets/(Liabilities)

	US Dollar	Euros	Singapore Dollar	Japanese Yen	Total

	£’000	£’000	£’000	£’000	£’000
Functional Currency of Group Operation
Sterling	(1,588)	944	(106)	13	(737)
US Dollar	–	97	–	12	109

At 30 June 2003	(1,588)	1,041	(106)	25	(628)

Functional Currency of Group Operation
Sterling	(3,618)	5,208	25	253	1,868
US Dollar	–	117	2	133	252
Euro	–	–	–	(1)	(1)
Yen	–	–	(2)	–	(2)

At 30 June 2002	(3,618)	5,325	25	385	2,117

Borrowing Facilities
The undrawn committed facilities of the Group mature as follows:
	30 June 2003	30 June 2002

	£’000	£’000

Within one year	15,505	15,821

Guarantees
The Company has given a letter of guarantee to secure a committed borrowing facility of £505,000 (2002: £821,000) for a Japanese subsidiary undertaking, Eidos KK.

Fair Values
Set out below is a comparison by category of book values and fair values of the Group’s financial assets and liabilities.

	30 June		30 June
	2003		2002

	Book	Fair	Book	Fair
	Value	Value	Value	Value

	£’000	£’000	£’000	£000
Primary Financial Instruments Held or Issued to Finance the Group’s Operations
Financial assets:
Investments	2,945	2,945	3,319	3,319
Cash	58,242	58,242	59,052	59,052
Financial liabilities:
Finance leases	23	23	274	274

Investments have been valued at cost as this is not significantly different from their fair values.

Gains and Losses on Hedges
The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on trading balances denominated in foreign currencies. Changes in the fair value of instruments used to hedge foreign currency monetary assets and liabilities are recognised in the hedged periods.

30. Post Balance Sheet Events
On 4 September 2003, Eidos and Sports Interactive Limited announced an agreement to end their existing relationship for the development of the Company’s highly successful Championship Manager football management series. The last update of the game to be developed by Sports Interactive is planned for release in the first half of the current financial year for season 03/04. Thereafter, Eidos will develop the game internally at a new London based studio, with the following iteration planned for the football season 04/05. Additionally, Eidos has agreed to surrender its 25% minority interest in Sports Interactive for a cash consideration of £488,000.

> 42 Eidos plc Annual Report & Accounts 2003

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> Information for US Investors

US Listing

American Depositary Receipts (ADRs)
The Company’s Ordinary shares are listed on the NASDAQ National Market (symbol: EIDSY) in the form of American Depositary Shares (ADS) which are evidenced by ADRs, each representing one Ordinary share. The Bank of New York is the authorised Depositary for the Company’s ADR programme.

The Company’s ADS price is quoted daily in the Wall Street Journal and can be obtained from the NASDAQ website at www.nasdaq.com.

Basis of Preparation of US GAAP Results

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles (GAAP) in the UK which differ in certain material respects from US GAAP.

Reconciliations from UK GAAP to US GAAP
	12 months ended		15 months ended
	30 June		30 June
	2003		2002

	£’000		£’000

Profit/(loss) for the financial period (prepared under UK GAAP)	19,205		(30,711)
Amortisation of goodwill – group	264		353
Amortisation of goodwill – associates	–		(488)
Revenue recognition	(1,703)		938
Deferred bank charges	_		(1,250)
Provision against investments	–		(204)

Profit/(loss) after taxation and minority interests in accordance with US GAAP	17,766		(31,362)

Earnings/(Loss) per Share in accordance with US GAAP
Earnings/(loss) per share (basic)	12.7	p	(23.4	p)
Earnings/(loss) per share (diluted)	12.7	p	(23.4	p)

	30 June		30 June
	2003		2002

	£’000		£’000

Shareholders’ funds (prepared under UK GAAP)	75,777		56,589
Amortisation of goodwill	264		–
Exchange differences on goodwill	34		–
Revenue recognition	(1,703)		–
Treasury stock	(276)		–

Shareholders’ funds in accordance with US GAAP	74,096		56,589

The significant differences relate principally to the following items and the adjustments necessary to restate net income and shareholders funds in accordance with US GAAP are shown above.

(1)	Purchase Accounting
All of the Group’s acquisitions have been accounted for using purchase accounting for both UK and US GAAP. Under UK GAAP, in-process research and development costs are not identified as an acquired asset in the purchase price but rather are capitalized as goodwill and amortized over the expected useful life. US GAAP requires the identification of in-process research and development as a component of the purchase price allocation. Such amounts in which technological feasibility has not been established and that have no alternative future use must be charged as an expense at the time of acquisition. In accordance with US GAAP, the Group has identified £24.4 million in the aggregate as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (1996: £8.2 million, 1997: £13.8 million, and 1999: £2.4 million).

The Group has recorded £67.9 million as goodwill, the excess of the fair value of consideration paid over the fair value of identifiable net assets acquired, on a cumulative basis for US GAAP purposes in connection with various acquisitions (1996: £7.4 million, 1997: £11.1 million, 1998: £4.0 million, 1999: £27.8 million, 2000: £16.7 million, 2002: £0.9 million). For the year ended 30 June 2003 and the 15 months ended 30 June 2002, goodwill is amortized over 3 years for UK GAAP purposes as 3 years is the estimated useful life due to the rapid pace of change in the industry.

> 43 Eidos plc Annual Report & Accounts 2003

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>	Information for US Investors
continued

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001 as well as all purchase method business combinations completed after 30 June 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

Any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after 30 June 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-SFAS No. 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before 1 July 2001 will continue to be amortized prior to the adoption of SFAS No. 142.

Under UK GAAP, purchased goodwill in respect of acquisitions before I January 1998 was written off to reserves in the year of acquisition. Purchased goodwill in respect of acquisitions since 1 January 1998 is capitalized in accordance with the requirements of FRS 10 Goodwill and Intangible Assets. Positive goodwill is amortized to nil in equal instalments over the estimated useful life. Upon subsequent disposal or closure of an acquired business, any goodwill previously taken directly to shareholders’ equity is reflected in the income or loss on disposal.

For acquisitions prior to 1 April 1998, the benefit of acquired tax losses, as they are recognized in periods subsequent to acquisition are credited to income under UK GAAP and credited to goodwill for US GAAP. There is no difference in treatment for acquisitions subsequent to 1 April 1998.

(2)	Consolidation and Accounting for Investments in Common Stock
Certain investments made by the Group during the year ended 31 March 2000 have been reported differently under UK GAAP and US GAAP due to the respective definitions of a subsidiary, joint venture, associate and investment.

Under UK GAAP, definitions of subsidiary, joint venture, associate and investment are broadly based upon control, to a certain extent irrespective of the percentage of shares held. Under US GAAP, control and the percentage of ownership are the primary basis on which an investment is categorized as a subsidiary, joint venture, associate and investment. Strong evidence must be present in order to not consolidate an entity with a greater than 50% shareholding or to equity account for an investment of greater than 20% shareholding.

During the year ended 31 March 2000, the Group acquired a 75% interest in Proein SL. Because of the nature of the contractual joint control arrangements, this investment is considered to be a joint venture in accordance with UK GAAP and is accounted for using the equity method of accounting. For US GAAP purposes, Proein SL has been treated as a subsidiary and consolidated.

(3)	Revenue Recognition
Under UK GAAP, licence income and advance royalties are recognized when contractually due and non-refundable. Up-front fees are required to be deferred unless the up-front fees are in exchange for products delivered or services performed that represent the culmination of a separate earnings process. During the year ended 30 June 2003, the Group received non-refundable advance royalties which met the criteria for revenue recognition under UK GAAP but not under US GAAP and accordingly, under US GAAP these advance royalties have been deferred.

(4)	Deferred Bank Charges
Under the terms of the agreement with the Royal Bank of Scotland, certain fees became payable on the variation of the Group’s banking facility which took place after the 31 March 2001 year end. Since these fees were both known and quantifiable as at 31 March 2001, they were accrued in full in that period, under UK GAAP. Under US GAAP however, any such fees relating to the early extinguishment of debt must be recognised in the period of extinguishment. Consequently, these fees were expensed during the 15 months to 30 June 2002 under US GAAP.

(5)	Provision Against Investments
Following a review of the Group’s investments, during the period ended 30 June 2002, it was considered prudent to provide against certain of them. The Group’s investment in Top Cow Productions, Inc. was being carried at nil value under UK GAAP, whilst under US GAAP it was being accounted for using the equity method. A £204,000 adjustment to the carrying value under US GAAP in the 15 months to 30 June 2002 was made to align it with the UK GAAP carrying value.

(6)	Treasury Stock
Under US GAAP, FASB C23, Capital Stock: Treasury Stock requires such shares to be classified as treasury stock and be presented at their historical cost as a deduction in shareholders’ equity. Unlike under UK GAAP, no asset will be recognised in the balance sheet, and the derecognition principles of FRS 5 cannot be applied, therefore a deferred liability will accumulate, equal to the annual Profit and Loss account charge, until the shares are issued and the total deferred liability is extinguished.

> 44 Eidos plc Annual Report & Accounts 2003

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(7)	Deferred Taxation
The tax effects of temporary differences that give rise to deferred taxes are:
	30 June	30 June
	2003	2002

	£’000	£’000

Net operating loss carry forward	25,589	31,357
Difference between tax allowances and book depreciation	502	548
Capital loss on investment in Express.com	–	8,520
Other temporary differences	9,187	7,020
Valuation allowance	(35,232)	(46,111)

Net deferred tax asset (US GAAP)	46	1,334

As at 30 June 2003, the Group had US federal operating loss carryforwards of £54.1 million, all of which expire between 2012 and 2022. Additionally, the Group has local operating loss carryforwards of £21.6 million, of which £8.9 million have unlimited carry-forward and £12.7 million expire between 2005 and 2012.

The deferred tax asset in relation to Express.com has been fully realised in the year to 30 June 2003.

As of 30 June 2003, the management of the Company has evaluated the positive and negative evidence as required by US GAAP, impacting the realisability of the deferred tax assets. Management believes that it is more likely than not that the net deferred tax asset will be realised.

Recognised tax benefits relating to the valuation allowance for deferred tax assets as of 30 June 2003 will be allocated as follows:

	30 June	30 June
	2003	2002

	£’000	£’000

Income tax benefit that would be reported in the Consolidated Statement of Income	35,156	45,805
Goodwill and other non-current intangible assets	76	306

	35,232	46,111

The net change in the valuation allowance for the 12 months was a decrease of £10.9 million (2002: increase of £2.4 million). This relates largely to the realisation of the unrecognised deferred tax asset in respect of Express.com (£8.5 million). Other differences relate to unrecognised losses brought forward and utilised in the period and US timing differences arising on interest and movements on provisions.

As at 30 June 2003, the Group does not believe that there was any material deferred tax liability arising from the excess of the value of its subsidiaries, joint ventures or associates over their base cost for tax purposes.

Under UK GAAP, the share of tax incurred by joint ventures is included in the tax on loss of ordinary activities. Under US GAAP, this tax would be included as part of equity in loss of affiliates with income before income taxes.

> 45 Eidos plc Annual Report & Accounts 2003

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>	Information for US Investors
continued

Consolidated Statements of Cashflow
The consolidated statements of cashflow prepared in accordance with Financial Reporting Standard No. 1 (revised) present substantially the same information as that required under US GAAP. However, under US GAAP the cashflows of one of the joint ventures in Spain (which is consolidated as a subsidiary under US GAAP and equity accounted under UK GAAP) are included.

Under UK GAAP, cashflow is presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, management of liquid resources and financing activities. Under US GAAP cashflow is presented separately for operating activities, investing activities and financing activities. Cashflow from taxation and returns on investments and servicing of finance would, with the exception of dividends paid and costs of financing, be included as operating activities under US GAAP. The payments of dividends and costs of financing would be included under financing activities under US GAAP.

Under US GAAP, cash and cash equivalents do not include bank overdrafts, as is the case under UK GAAP. Under US GAAP such bank overdrafts are presented within financing activities.

Under US GAAP, capital expenditure and financial investment and acquisitions and disposals are included in investing activities.

Set out below, for illustrative purposes, is a summary consolidated statement of cashflow under US GAAP.

	12 months ended	15 months ended
	30 June	30 June
	2003	2002

	£’000	£’000

Cash flow from operating activities	1,979	(11,884)
Cash flow from investing activities	(635)	8,445
Cash flow from financing activities	(1,258)	52,816

Net increase in cash and cash equivalents	86	49,377

> 46 Eidos plc Annual Report & Accounts 2003

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> Historical Information

	Year Ended		Year Ended		Year Ended		15 Months Ended		Year Ended
	31 March		31 March		31 March		30 June		30 June
	1999		2000		2001		2002		2003

	£’000		£’000		£’000		£’000		£’000
Summary of Results
Turnover (Pre-Exceptional Items)	226,284		194,801		164,154		128,938		151,534

Operating Profit/(Loss)	39,170		(26,831)		(57,289)		(35,928)		13,151

Profit on disposal of fixed asset investments	–		80,236		–		7,745		1,400
Write down of investment	–		–		(36,308)		(3,368)		–
Income from investments	–		–		136		152		–
Interest receivable	1,769		1,110		835		2,200		3,095
Interest payable and similar charges	(3,019)		(5,240)		(3,732)		(1,456)		(292)

Profit/(Loss) Before Taxation	37,920		49,275		(96,358)		(30,655)		17,354
Taxation	(13,670)		(24,072)		(971)		(56)		1,851

Retained Profit/(Loss)	24,250		25,203		(97,329)		(30,711)		19,205

Net Assets Employed
Fixed assets	43,771		74,248		23,395		9,552		7,878
Net current assets	53,574		54,424		9,540		49,738		67,932

	97,345		128,672		32,935		59,290		75,810
Long term liabilities and provisions for liabilities and charges	(30,813)		(2,253)		(2,318)		(2,701)		(33)

Net Assets	66,532		126,419		30,617		56,589		75,777

Earnings/(loss) per share	25.5	p	23.3	p	(84.5	)p	(22.9	)p	13.8	p

> 47 Eidos plc Annual Report & Accounts 2003

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> Shareholder Information

Shareholder Analysis
As at 4 September 2003, the number of registered shareholders was 6,639 and the number of Ordinary shares in issue was 139,961,523

	Number of	Percentage of	Number of	Percentage of
	Shareholders	Total Shareholders	Shares (Million)	Total Shares

Range of holdings:
1 to 1,500	5,428	81.8	2.2	1.6
1,501 to 5,000	627	9.4	1.7	1.2
5,001 to 10,000	146	2.2	1.1	0.8
10,001 to 50,000	193	2.9	4.5	3.2
50,001 to 100,000	80	1.2	5.8	4.1
100,001 to 250,000	68	1.0	11.6	8.3
250,001 to 500,000	36	0.5	12.8	9.1
500,001 to 1,000,000	23	0.4	16.9	12.1
1,000,001 to highest	38	0.6	83.4	59.6

Total	6,639	100.0	140.0	100.0

Held By:
Individuals	5,621	84.7	10.1	7.2
Institutions and companies	1,018	15.3	129.9	92.8

Total	6,639	100.0	140.0	100.0

Company Registrars
Enquiries concerning shareholdings, change of address or other particulars, should be directed in the first instance to the Company’s Registrars, Computershare Investor Services PLC. They also provide a range of on-line shareholder information services at www.computershare.com where shareholders can check their holdings and find practical help on transferring shares and updating personal details.

Share Dealing Service
Computershare Investor Services PLC operate a low cost share dealing service for the purchase or sale of Eidos shares. The share dealing telephone number is +44 (o) 870 703 0084, and is open from 8.00 am to 4.30 pm Monday to Friday.

Share Price Information
The latest Eidos share price can be obtained via the Company’s website at www.eidos.com. It can also be obtained in the UK on Ceefax, Teletext and the FT Cityline service, telephone: +44 (0) 906 843 1400 (calls charged at 60p per minute)

Unsolicited Mail
The Company is obliged by law to make its share register available upon request to the public and to other organisations which may use it as a mailing list resulting in shareholders receiving unsolicited mail. Shareholders wishing to limit the receipt of such mail should write to the Mailing Preference Service, Freepost 22, London W1E 7EZ or call +44 (0) 845 703 4599 for an application form.

ShareGIFT
Shareholders who hold only a small number of shares, where dealing costs make it uneconomic to sell them, may wish to consider donating them to charity through ShareGIFT, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from Computershare Services plc. Further information is available at www.sharegift.org or telephone +44 (0) 20 7337 0501.

Annual General Meeting
The Company’s Annual General Meeting will be held on Monday, 24 November 2003 at the Company’s registered office. A circular to shareholders, which includes the Notice convening the Meeting, accompanies this document.

> 48 Eidos plc Annual Report & Accounts 2003

> Contact Details and Advisors

Secretary and Registered Office	Auditors
Michael Arnaouti FCIS	KPMG Audit Plc
Wimbledon Bridge House	8 Salisbury Square
1 Hartfield Road	LONDON
Wimbledon	EC4Y 8BB
LONDON	Tel: +44 (0) 20 7311 1000
SW19 3RU	Fax: +44 (0) 20 7311 3311
Tel: +44 (0) 20 8636 3000
Fax: +44 (0) 20 8636 3001	Corporate Financial Advisors
Email: plc@eidos.co.uk	UBS Investment Bank
Website: www.eidos.com	1 Finsbury Avenue
LONDON
Registered Number	EC2M 2PP
2501949	Tel: +44 (0) 20 7567 8000
Fax: +44 (0) 20 7568 4800
Registrars
Computershare Investor Services PLC	Joint Brokers
The Pavilions	UBS Investment Bank
Bridgwater Road	Evolution Beeson Gregory
Bristol
BS99 7NH	Bankers
Tel: +44 (0) 870 702 0002	The Royal Bank of Scotland
Fax: +44 (0) 870 703 6101
Website: www.computershare.com	Legal Advisors
Taylor Wessing (UK)
ADR Depository	Jones Day Gouldens (UK)
The Bank of New York	Cooley Godward (USA)
Investor Relations
PO Box 11258	PR Consultants
Church St Station	Brunswick Group Ltd
New York
NY 10286-1258
USA
Tel: +1 610 312 5315
Fax: +1 212 571 3050
Website: www.adrbny.com

Designed and produced by Bexon Woodhouse Creative Consultants

Printed by St Ives Burrups. The paper used in this Annual Report is manufactured from pulp sourced from fully sustainable forests, and has been produced without the use of elemental chlorine.

> Further Information

© Eidos 2003. The name 'Eidos' and its logo device are trademarks of the Eidos Group of companies. All other trademarks are the property of their respective owners. All rights reserved.

> Committed to the Gameplay Experience

www.eidos.com